SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Braskem S.A.

Consolidated and parent company financial statements at December 31, 2019 and Independent Auditors' Report

KPMG Auditores Independentes
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditor's Report in the Individual and Consolidated Financial Statements

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. ("the Company"), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2019, the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements
In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. ("the Company") as at December 31, 2019, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as at December 31, 2019, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics ("Código de Ética Profissional do Contador") and in the professional standards issued by the Brazilian Federal Accounting Council ("Conselho Federal de Contabilidade") and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the impairment of cash generating units that contains goodwill based on future expectations of profitability

See the notes 3.2.3 (a) and 13 (a) of the Individual and Consolidated Financial Statements

Key Audit Matter	How our audit conducted this issue
In December 31, 2019, the Company presents in its Financial Statements, a balance of intangible assets with indefinite useful life, related to goodwill based on expected future profitability generated in businesses combinations. To evaluate the impairment of the intangible assets with indefinite useful life, Company identifies its cash generating units ("CGU"), estimates the recoverable value of each unit based on the projected cash flow to each CGU, and compares with the carrying value. The projections of cash flow used to determine the recoverable value of goodwill depend on some assumptions such as: discount rate based on weighted average capital cost (WACC), growth rate for the next 10 years and margin, among others. Due to the degree of complexity and subjectivity in the determination of the assumptions used in the projections of future cash flow expected in each CGU, we considered this matter as a key audit matter.	Our audit procedures included, but were not limited to: – Evaluation, with the support of our specialists in corporate finance, of the main assumptions used by the Company to forecast cash flows for each cash generating unit which the goodwill was allocated, such as discount rate based on weighted average capital cost (WACC), growth rate for the next 10 years and margin, as well as sensitivity analyses of the main assumptions. – We compared the forecast cash flows of the prior year with the Company's actual performance for the year then ended in 2019. – We also evaluated the disclosures made by the Company. Based on evidence obtained from the procedures summarized above, we consider acceptable the balance of the intangible asset with indefinite useful life (goodwill), in the context of individual and consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Evaluation of the recognition and disclosure of the provision for expenditures associated with the salt mining activities in Alagoas	
See the notes 3.2.5 and 26 of the Individual and Consolidated Financial Statements	
Key Audit Matter	**How our audit conducted this issue**
In 2019, Company presents in its Financial Statements, a balance of "Provision – geological event in Alagoas" related to the obligations arising from the actions and security measures established in the Agreement, signed with the government authorities, to support the relocation of families of designated areas on that Agreement, and from the actions for closing and monitoring of wells used in the activities of extraction of rock salt.. The Company records a provision for this obligation arising from these actions and measures when is probable the occurrence of a cash outflow to settle a present obligation, and when it may be reasonably estimated. Company discloses a contingency when the risk of loss is considered as possible. We considered this matter as a key audit matter due to the degree of judgement inherent to the determination of the assumptions used to measure the Company´s obligations, and with the probability of an outflow, arising from civil lawsuits related to the activities of rock salt extraction in Alagoas.	Our audit procedures included, but were not limited to: – Evaluation, with the support our of our specialists in tangible assets valuation and infrastructure, of the technical appraisals related to the wells stability and its remediation actions; of the remediation plan established by the Company; of the main estimated costs to stabilize and close the rock salt wells; of the amount reported on properties appraisal reports which involve relevant actions for its relocation; of the assumptions used to determine the area extension and respective average price; and of the main estimated costs for relocating and compensate the residents of the risk areas, comparing with the Agreement reached by the Company with the government authorities. – Obtaining of legal confirmations, received directly from Company's legal advisors, that include evaluation about the chance of loss, and the estimation of the amount involved. We compared these evaluations and estimates with those used by the Company, and we evaluate the adequacy of the disclosures made. – Evaluation of the scope, expertise and objectivity of the Legal specialists, who carry out the definition of the estimate related to the amounts involved, and with the chance of outflow the resources, as well as their competence and professional experience; – Evaluation of the disclosures made by the Company related to the obligations identified and the civil lawsuits with a possible chance of loss. In the course of our audit, we identified adjustments that affected the measurement and identification of the provision for expenditures associated with the rock salt mining activities, which were recorded and agreed by the Company.

	Based on evidence obtained from the procedures summarized above, we consider acceptable the level of provisioning of the expenditures associated with the rock salt mining activities in Alagoas as well as, regarding the financial obligations and lawsuits related to the rock salt mining activities in Alagoas, and its related disclosures, are acceptable in the context of individual and consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company's management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company's and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

– Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

– Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

– Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

– Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

– Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

– Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, April 03, 2020

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6

Braskem S.A.

Statement of financial position at December 31
All amounts in thousands of reais

Assets	Note	Consolidated 2019	Consolidated 2018	Parent company 2019	Parent company 2018
Current assets					
Cash and cash equivalents	5	6,803,880	5,547,637	2,389,438	2,016,724
Financial investments	6	1,687,504	2,357,613	1,628,275	2,297,566
Trade accounts receivable	7	2,285,750	3,075,218	1,864,142	1,766,418
Inventories	8	7,625,084	8,486,577	5,499,907	6,042,679
Taxes recoverable	10	1,238,011	423,188	1,010,833	240,905
Income tax and social contribution		439,933	773,952	352,789	306,082
Dividends and interest on capital	9	3,074	890	7,683	890
Prepaid expenses		115,096	239,500	86,964	168,271
Related parties	9(b)			43,157	38,044
Derivatives	20.3.1	4,712	27,714	4,712	6,715
Judicial deposits	26	2,571,683		2,571,683	
Other receivables		614,827	451,578	259,997	161,337
		23,389,554	**21,383,867**	**15,719,580**	**13,045,631**
Non-current assets					
Financial investments	6	9,708	9,998		
Trade accounts receivable	7	20,901	17,785	20,901	244,080
Inventories	8	16,325	31,394	16,325	31,394
Taxes recoverable	10	2,257,718	1,369,188	2,257,483	1,368,033
Income tax and social contribution		239,847	241,788	239,847	241,788
Deferred income tax and social contribution	22(b)	2,662,596	1,104,158	1,607,417	
Judicial deposits	26	1,508,880	169,536	1,498,056	158,612
Related parties	9(b)			1,073	19,481
Insurance claims		83,167	63,054	83,167	63,054
Derivatives	20.3.1	17,877	46,664	17,877	
Other receivables		175,698	189,724	108,333	143,864
Investments	11	63,843	65,954	11,763,622	8,762,057
Property, plant and equipment	12	32,315,181	31,759,890	15,342,157	15,950,334
Intangible assets	13	2,762,088	2,740,982	2,521,180	2,509,778
Right of use of assets	14	2,605,654		1,561,877	
		44,739,483	**37,810,115**	**37,039,315**	**29,492,475**
Total assets		**68,129,037**	**59,193,982**	**52,758,895**	**42,538,106**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of financial position at December 31
All amounts in thousands of reais — **Continued**

		Consolidated		Parent company	
Liabilities and shareholders' equity	**Note**	**2019**	**2018**	**2019**	**2018**
Current liabilities					
Trade payables	15	9,116,989	8,341,252	9,207,870	8,259,259
Borrowings	16	774,924	737,436	146,395	128,132
Braskem Idesa borrowings	17	744,408	10,504,592		
Debenture	18	46,666	27,732		
Derivatives	20.3.1	49,251	70,305	43,187	70,198
Payroll and related charges		623,723	645,396	475,768	485,800
Taxes payable	21	322,886	432,005	294,572	392,573
Income tax and social contribution		34,856	419,320	33,111	31,429
Dividends		6,502	672,395	3,804	672,294
Advances from customers		355,764	153,264	288,585	133,002
Leniency agreement	25	362,719	288,123	362,719	230,356
Sundry provisions	23	203,134	191,536	141,319	137,424
Accounts payable to related parties	9(b)			748,378	613,085
Other payables		930,638	623,007	335,449	154,885
Provision - geological event in Alagoas	26	1,450,476		1,450,476	
Other financial liabilities	28	516,933		516,933	
Lease	14(b)	676,291	9,767	447,106	625
		16,216,160	**23,116,130**	**14,495,672**	**11,309,062**
Non-current liabilities					
Trade payables	15	3,837	273,264	3,837	273,264
Borrowings	16	28,242,052	24,160,720	3,501,908	2,148,993
Braskem Idesa borrowings	17	9,237,318			
Debenture	18	227,901	266,777		
Derivatives	20.3.1	169,513	161,694	148,574	161,694
Taxes payable	21	129,353	85,904	129,353	85,136
Accounts payable to related parties	9(b)			22,998,330	19,200,324
Loan to non-controlling shareholders of Braskem Idesa	9(a)	2,395,887	2,183,830		
Deferred income tax and social contribution	22(b)	273,036	324,908		56,395
Post-employment benefits	27	389,075	206,373	224,852	90,679
Provision for losses on subsidiaries				376,074	99,918
Contingencies	24.1	1,151,524	965,317	1,142,228	954,538
Leniency agreement	25	1,379,549	1,154,879	1,379,549	1,154,879
Sundry provisions	23	302,072	233,006	274,549	207,907
Provision - geological event in Alagoas	26	1,932,591		1,932,591	
Other payables		133,858	59,145	91,408	6,007
Lease	14(b)	2,000,605	90,790	1,174,672	1,665
		47,968,171	**30,166,607**	**33,377,925**	**24,441,399**
Shareholders' equity	29				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,472	232,430	232,472	232,430
Revenue reserves		1,905,255	4,673,220	1,905,255	4,673,220
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(4,757,539)	(5,623,020)	(4,757,539)	(5,623,020)
Treasury shares		(49,724)	(49,819)	(49,724)	(49,819)
Total attributable to the Company's shareholders		4,885,298	6,787,645	4,885,298	6,787,645
Non-controlling interest in subsidiaries		(940,592)	(876,400)		
		3,944,706	**5,911,245**	**4,885,298**	**6,787,645**
Total liabilities and shareholders' equity		**68,129,037**	**59,193,982**	**52,758,895**	**42,538,106**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss
Years ended December 31
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated 2019	Consolidated 2018 Restated	Parent company 2019	Parent company 2018 Restated
	2.7				
Net revenue	31	**52,323,525**	**57,999,866**	**37,739,425**	**41,859,645**
Cost of products sold	35	(45,679,503)	(46,552,932)	(35,059,207)	(35,883,041)
Gross profit		**6,644,022**	**11,446,934**	**2,680,218**	**5,976,604**
Income (expenses)					
Selling and distribution	35	(1,783,455)	(1,689,179)	(1,036,408)	(1,024,905)
(Loss) reversals for impairment of trade accounts receivable	35	(7,069)	87,008	(4,882)	96,714
General and administrative	35	(2,224,180)	(1,793,185)	(1,639,806)	(1,261,737)
Research and development	35	(247,730)	(219,256)	(143,136)	(131,458)
Results from equity investments	11(c)	10,218	(888)	2,174,965	2,773,148
Other income	33	2,408,434	1,027,222	2,049,441	556,860
Other expenses	33	(4,856,818)	(554,713)	(4,772,015)	(454,702)
(Loss) profit before net financial income (expense) and taxes		**(56,578)**	**8,303,943**	**(691,623)**	**6,530,524**
Financial results	34				
Financial expenses		(3,872,425)	(2,983,511)	(3,154,043)	(2,015,870)
Financial income		850,554	589,052	665,805	478,533
Exchange rate variations, net		(1,724,520)	(2,256,983)	(1,709,957)	(1,991,999)
		(4,746,391)	**(4,651,442)**	**(4,198,195)**	**(3,529,336)**
(Loss) profit before income tax and social contribution		**(4,802,969)**	**3,652,501**	**(4,889,818)**	**3,001,188**
Current and deferred income tax and social contribution	22(a)	1,905,996	(745,291)	2,092,248	(134,513)
(Loss) profit for the year		**(2,896,973)**	**2,907,210**	**(2,797,570)**	**2,866,675**
Attributable to:					
Company's shareholders		(2,797,570)	2,866,675	(2,797,570)	2,866,675
Non-controlling interest in subsidiaries		(99,403)	40,535		
(Loss) profit for the year		**(2,896,973)**	**2,907,210**	**(2,797,570)**	**2,866,675**
Earnings per share - basic and diluted - R$	30				
Common		(3.5146)	3.6033	(3.5146)	3.6033
Preferred shares class "A"		(3.5146)	3.6033	(3.5146)	3.6033
Preferred shares class "B"		(3.5146)	0.5910	(3.5146)	0.5910

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated		Parent company	
		2019	2018	2019	2018
(Loss) profit for the year		**(2,896,973)**	**2,907,210**	**(2,797,570)**	**2,866,675**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		55,274	(151,718)	80,577	(224,147)
Income tax and social contribution - cash flow hedge		(19,805)	54,481	(27,396)	76,211
Fair value of cash flow hedge - Braskem Idesa				(18,977)	54,321
Income tax and social contribution cash flow hedge - Braskem Idesa				5,693	(16,297)
Fair value of cash flow hedge from jointly-controlled		(978)	(2,329)	(978)	(2,329)
		34,491	(99,566)	38,919	(112,241)
Exchange variation of foreign sales hedge	20.4(a.i)	(856,068)	(3,145,857)	(856,068)	(3,145,857)
Sales Hedge - transfer to profit or loss	20.4(a.i)	1,385,121	1,022,782	1,385,121	1,022,782
Income tax and social contribution on exchange variation		(179,878)	721,845	(179,878)	721,845
Exchange variation of foreign sales hedge - Braskem Idesa	20.4(a.ii)	464,806	16,681	348,604	12,511
Sales Hedge - transfer to profit or loss - Braskem Idesa	20.4(a.ii)	267,146	236,570	200,359	177,427
Income tax on exchange variation - Braskem Idesa		(219,586)	(75,975)	(164,689)	(56,981)
		861,541	(1,223,954)	733,449	(1,268,273)
Foreign subsidiaries currency translation adjustment		136,722	801,223	220,228	946,342
Total		**1,032,754**	**(522,297)**	**992,596**	**(434,172)**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes		(109,628)	(1,569)	(109,492)	(1,569)
Long term incentive plan, net of taxes		13,921	6,539	13,573	6,406
Loss on investments		(84)	(65)	(50)	(65)
Total		**(95,791)**	**4,905**	**(95,969)**	**4,772**
Total comprehensive income for the year		**(1,960,010)**	**2,389,818**	**(1,900,943)**	**2,437,275**
Attributable to:					
Company's shareholders		(1,900,943)	2,437,275		
Non-controlling interest in subsidiaries		(59,067)	(47,457)		
Total comprehensive income for the year		**(1,960,010)**	**2,389,818**		

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity
All amounts in thousands of reais

												Parent company and Consolidated		
												Parent company		Consolidated
		Attributed to shareholders' interest												
				Revenue reserves										
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity
At January 1st, 2018		8,043,222	232,430	434,142	71,745	1,940,011	1,500,000	(488,388)	(5,165,492)	(49,819)		6,517,851	(827,501)	5,690,350
Comprehensive income for the year:														
Profit for the year											2,866,675	2,866,675	40,535	2,907,210
Exchange variation of foreign sales hedge, net of taxes									(1,268,273)			(1,268,273)	44,319	(1,223,954)
Fair value of cash flow hedge, net of taxes									(112,241)			(112,241)	12,675	(99,566)
Foreign subsidiaries currency translation adjustment									946,342			946,342	(145,119)	801,223
									(434,172)		2,866,675	2,432,503	(47,590)	2,384,913
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes									(26,717)		26,717			
Realization of deemed cost of jointly-controlled investment, net of taxes									(962)		962			
Actuarial gain with post-employment benefits, net of taxes									(1,569)			(1,569)		(1,569)
Long term incentive plan, net of taxes									6,406			6,406	133	6,539
Fair value adjustments of trade accounts receivable, net of taxes									(449)			(449)		(449)
									(23,291)		27,679	4,388	133	4,521
Contributions and distributions to shareholders:														
Prescribed dividend											460	460		460
Additional dividends approved in the boar meeting							(1,500,000)				(73)	(1,500,073)	(1,396)	(1,501,469)
Reversal of fiscal incentive					(130)						130			
Legal reserve				143,334							(143,334)			
Tax incentive reserve					81,863						(81,863)			
Mandatory minimum dividends											(667,419)	(667,419)		(667,419)
Additional dividends proposed							2,002,255				(2,002,255)			
Loss on investments									(65)			(65)	65	
Sale of investments													(111)	(111)
				143,334	81,733		502,255		(65)		(2,894,354)	(2,167,097)	(1,442)	(2,168,539)
At December 31, 2018		8,043,222	232,430	577,476	153,478	1,940,011	2,002,255	(488,388)	(5,623,020)	(49,819)		6,787,645	(876,400)	5,911,245
Comprehensive income for the year:														
Loss for the year											(2,797,570)	(2,797,570)	(99,403)	(2,896,973)
Exchange variation of foreign sales hedge, net of taxes									733,449			733,449	128,092	861,541
Fair value of cash flow hedge, net of taxes									38,919			38,919	(4,428)	34,491
Foreign currency translation adjustment									220,228			220,228	(83,506)	136,722
									992,596		(2,797,570)	(1,804,974)	(59,245)	(1,864,219)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes	25(a.2)								(26,717)		26,717			
Realization of deemed cost of jointly-controlled investment, net of taxes									(883)		883			
Actuarial loss with post-employment benefits, net of taxes									(109,492)			(109,492)	(136)	(109,628)
Long term incentive plan, net of taxes									13,573			13,573	348	13,921
Fair value adjustments of trade accounts receivable, net of taxes									15			15		15
Exchange variation in hyperinflationary economy, net of taxes									(3,561)			(3,561)		(3,561)
									(127,065)		27,600	(99,465)	212	(99,253)
Contributions to shareholders:														
Incentive long term plan payments with treasury shares										95		95		95
Retention of profits - non-approval of additonal dividends	29(e)					2,002,255	(2,002,255)							
Prescribed dividend											2,005	2,005		2,005
Additional dividends of subsidiary													(5,125)	(5,125)
Loss on interest in subsidiary									(50)			(50)	(34)	(84)
Absorption of losses	29(c.ii)					(2,767,965)					2,767,965			
Gain on transfer of shares in custody long term incentive plan			42									42		42
			42			(765,710)	(2,002,255)		(50)	95	2,769,970	2,092	(5,159)	(3,067)
At December 31, 2019		8,043,222	232,472	577,476	153,478	1,174,301		(488,388)	(4,757,539)	(49,724)		4,885,298	(940,592)	3,944,706

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated		Parent company	
		2019	2018	2019	2018
(Loss) profit before income tax and social contribution		(4,802,969)	3,652,501	(4,889,818)	3,001,188
Adjustments for reconciliation of profit					
Depreciation, amortization and depletion		3,632,265	2,990,577	2,373,094	1,968,751
Results from equity investments	11(c)	(10,218)	888	(2,174,965)	(2,773,148)
Interest foreign exchange gain/losses		4,134,750	5,989,904	3,867,255	2,562,552
Reversal of provisions		120,823		118,193	
Provisions - Leniency agreement	25	409,877		409,877	
Provision - geological event in Alagoas	26	3,383,067		3,383,067	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	10(c) e 33	(1,904,206)	(519,830)	(1,904,206)	(519,830)
Loss (reversals) for impairment of financial assets		7,069	(87,008)	4,882	(96,714)
Provision for losses and write-offs of long-lived assets		225,204	72,470	218,625	60,316
		5,195,662	**12,099,502**	**1,406,004**	**4,203,115**
Changes in operating working capital					
Judicial deposits - other financial assets	26	(3,680,460)		(3,680,460)	
Financial investments		797,445	98,349	791,740	(330,542)
Trade accounts receivable		895,046	223,418	94,702	1,235,444
Inventories		867,817	(1,537,290)	512,762	(1,182,221)
Taxes recoverable		1,195,427	1,022,242	532,549	531,279
Prepaid expenses		202,732	(105,163)	81,307	(63,016)
Other receivables		(273,665)	(242,691)	(196,855)	27,085
Trade payables		282,445	1,343,375	811,197	(8,257,524)
Taxes payable		(569,793)	(977,248)	206,946	(313,996)
Advances from customers		197,965	(199,958)	155,583	(54,302)
Leniency agreement	25	(341,605)	(330,006)	(283,571)	(267,985)
Sundry provisions		(215,548)	(116,458)	(222,609)	(123,107)
Other payables		362,203	826,930	171,577	53,674
Cash generated (used) from operations		**4,915,671**	**12,105,002**	**380,872**	**(4,542,096)**
Interest paid		(2,238,445)	(1,916,801)	(306,852)	(253,045)
Income tax and social contribution paid		(411,951)	(937,831)	(124,905)	(314,860)
Net cash generated (used) from operating activities		**2,265,275**	**9,250,370**	**(50,885)**	**(5,110,001)**
Proceeds from the sale of fixed and intangible assets		12,590	95,133	12,120	15,318
Proceeds from the sale of investments			81,000		81,000
Funds received in the investments' capital reduction			2,254		2,254
Dividends received		3,513	41,791	18,931	46,829
Additions to investments in subsidiaries				(80)	(1,149)
Acquisitions to property, plant and equipment and intangible assets		(2,682,522)	(2,706,328)	(1,572,977)	(1,608,685)
Premium in the dollar put option			(2,167)		(2,167)
Net cash used in investing activities		**(2,666,419)**	**(2,488,317)**	**(1,542,006)**	**(1,466,600)**
Short-term and Long-term debt					
Acquired		20,586,103	4,301,626	2,866,264	2,332,137
Payments		(17,425,409)	(6,592,197)	(1,621,572)	(3,636,549)
Braskem Idesa borrowings					
Acquired		3,497,622			
Payments		(4,398,453)	(812,929)		
Related parties					
Acquired				3,596,070	11,702,416
Payments				(2,397,890)	(2,259,289)
Lease	14(c)	(454,190)		(310,758)	
Dividends paid		(668,904)	(1,499,900)	(666,508)	(1,498,446)
Other financial liabilities	28	499,999		499,999	
Net cash generated (used) in financing activities		**1,636,768**	**(4,603,400)**	**1,965,605**	**6,640,269**
Exchange variation on cash of foreign subsidiaries		20,619	(386,109)		
Increase in cash and cash equivalents		**1,256,243**	**1,772,544**	**372,714**	**63,668**
Represented by					
Cash and cash equivalents at the beginning of the year		5,547,637	3,775,093	2,016,724	1,953,056
Cash and cash equivalents at the end of the year		6,803,880	5,547,637	2,389,438	2,016,724
Increase in cash and cash equivalents		**1,256,243**	**1,772,544**	**372,714**	**63,668**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in thousands of reais

	Consolidated		Parent company	
	2019	2018	2019	2018
Revenue	**60,034,002**	**68,923,212**	**45,127,353**	**52,337,732**
Sale of goods, products and services	62,059,664	68,255,566	47,431,028	52,058,524
Other income, net	(2,018,593)	567,793	(2,298,793)	175,675
(loss) reversal for doubtful accounts	(7,069)	99,853	(4,882)	103,533
Inputs acquired from third parties	**(50,638,127)**	**(51,627,620)**	**(40,526,870)**	**(41,169,403)**
Cost of products, goods and services sold	(47,587,989)	(48,993,132)	(38,289,984)	(39,264,041)
Material, energy, outsourced services and others	(2,677,752)	(2,574,232)	(1,870,141)	(1,870,741)
Impairment of assets	(372,386)	(60,256)	(366,745)	(34,621)
Gross value added	**9,395,875**	**17,295,592**	**4,600,483**	**11,168,329**
Depreciation, amortization and depletion	(3,632,265)	(2,990,577)	(2,373,094)	(1,968,751)
Net value added produced by the Company	**5,763,610**	**14,305,015**	**2,227,389**	**9,199,578**
Value added received in transfer	**1,206,836**	**1,856,981**	**2,940,196**	**3,732,033**
Results from equity investments	10,218	(888)	2,174,965	2,773,148
Financial income	1,196,535	1,857,793	765,151	958,809
Other	83	76	80	76
Total value added to distribute	**6,970,446**	**16,161,996**	**5,167,585**	**12,931,611**
Personnel	**1,693,827**	**1,565,468**	**1,070,179**	**1,095,354**
Direct compensation	1,316,668	1,239,606	792,346	839,297
Benefits	293,156	263,294	195,054	191,320
FGTS (Government Severance Pay Fund)	84,003	62,568	82,779	64,737
Taxes, fees and contribuitions	**1,954,184**	**4,925,801**	**1,715,976**	**4,273,176**
Federal	(402,790)	2,235,453	(606,727)	1,616,053
State	2,307,732	2,639,015	2,307,732	2,639,015
Municipal	49,242	51,333	14,971	18,108
Remuneration on third parties' capital	**6,219,408**	**6,763,517**	**5,179,000**	**4,696,406**
Financial expenses	5,922,853	6,495,041	4,946,934	4,478,761
Rentals	296,555	268,476	232,066	217,645
Remuneration on own capital	**(2,896,973)**	**2,907,210**	**(2,797,570)**	**2,866,675**
Profit (loss) for the year	(2,797,570)	2,866,675	(2,797,570)	2,866,675
Non-controlling interest in subsidiaries	(99,403)	40,535		
Value added distributed	**6,970,446**	**16,161,996**	**5,167,585**	**12,931,611**

The notes are an integral part of the financial statements.

1 Operations

Braskem S.A. (hereinafter "Parent Company") is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (Braskem and subsidiaries hereinafter referred to as "Braskem" or "Company"), is controlled by Odebrecht S.A. ("Odebrecht"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The Company has 36 industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, namely polyethylene ("PE") and polypropylene ("PP"), polyvinyl chloride ("PVC"), as well as basic petrochemicals.

Braskem also is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

2 Accounting policies

Except for the changes that occurred with the adoption of the new standards (Note 2.3), the accounting practices were applied consistently in the preparation of these financial statements and are described in the respective notes.

2.1 Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when required, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

The issue of these financial statements was authorized by the Executive Board on April 3, 2020.

2.1.1 Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee ("CPC"), and in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

The individual and consolidated Statement of Value Added ("DVA") was prepared in accordance with CPC 09 and is required under Brazilian Corporation Law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information.

All amounts in thousands, except as otherwise stated

(a) Consolidation

The consolidated information comprises the financial statements of the Parent Company and the following entities:

		Total and voting interest - %	
	Headquarters	2019	2018
Direct and Indirect subsidiaries			
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")	EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.70	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.70	63.66
Lantana Trading Co. Inc. ("Lantana")	Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")			
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

2.1.2 Parent company financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6.404/76, and subsequent amendments, and the standards issued by CPC, and are disclosed together with the consolidated financial statements.

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than the Brazilian real

Transactions in foreign currencies are translated into the respective functional currency of the Braskem's entities at the exchange rates on the transaction dates. Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are generally recognized in the profit or loss.

Assets and liabilities from foreign operations are translated into Brazilian real at the exchange rates determined on the reporting date. Revenues and expenses from foreign operations are translated into Brazilian real at the exchange rates determined on the transaction dates. Differences in foreign currencies generated by translation into the reporting currency are recognized in other comprehensive income and accrued in asset valuation adjustments in equity.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy must be translated into the reporting currency. The assets and liabilities for each balance sheet reported (including the comparative balance sheets) must be translated using the closing quote of the exchange rate on the respective reporting dates, and the income and expenses for each comprehensive statement of operations or statement of operations reported (including comparative statements) must be translated using the exchange rates in effect on the transaction dates. All exchange variation gains and losses must be recognized in other comprehensive income.

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso

All amounts in thousands, except as otherwise stated

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	2019	2018	Variation	2019	2018	Variation
U.S. dollar - Brazilizan real	4.0307	3.8748	4.02%	3.9461	3.6558	7.94%
Euro - Brazilizan real	4.5305	4.4390	2.06%	4.4159	4.3094	2.47%
Mexican peso - Brazilizan real	0.2134	0.1972	8.22%	0.2049	0.1901	7.80%
U.S. dollar - Mexican peso	18.8858	19.6655	-3.96%	19.2568	19.2363	0.11%
U.S. dollar - Euro	0.8926	0.8729	2.26%	0.8930	0.8471	5.42%

(d) Hyperinflationary economy

In July 2018, the International Accounting Standards Board (IASB) issued a report updating the list of countries with hyperinflationary economies in which Argentina was included. CPC 42 – Accounting in Hyperinflationary Economies (IAS 29 - Financial Reporting in Hyperinflationary Economies) details the procedures that must be carried out at Braskem Argentina after such change in scenario. According to CPC 02 (R2) – Effects of changes in foreign exchange rates and conversion of financial statements, the conversion procedure for a balance sheet from a hyperinflationary economy differs from the procedures for a non-inflationary economy. For converting the balance sheet of Braskem Argentina, assets, liabilities, equity, income and expenses (including comparative balances) must be translated into the reporting currency using the closing quote of the exchange rate on the reporting date.

2.3 Consolidation

2.3.1 Business combinations

Business combinations are recognized using the acquisition method when control is transferred to the Company. The consideration transferred generally is measured at fair value, as also is the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment loss. Gains on bargain purchase are immediately recognized in the profit or loss. Transaction costs are recognized into the result as incurred, except any costs associated with issuances of debt or equity instruments. Any contingent consideration payable is measured at its fair value on the acquisition date. If the contingent consideration is classified as an equity instruments, it is not remeasured and the settlement is recognized in equity. Other contingent considerations are remeasured at fair value on each reporting date and subsequent changes to fair value are recognized in the income statement for the fiscal year.

2.3.2 Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements as from the date the Company obtains control until the date of the loss of control. In the Parent Company's individual financial statements, the financial information of subsidiaries are recognized through the equity method.

2.3.3 Investments in entities with accounting treatment using the equity method

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associated companies. Associated companies are those over which the Company, directly or indirectly, holds significant influence, but not control or joint control, over the financial and operational policies. Such investments are initially recognized at cost, which includes the expenses with the transaction. After initial recognition, the financial statements include the Company's interest in the net profit or loss for the fiscal year and other comprehensive income in the investee until the date on which the significant influence or joint control ceases to exist. In the Parent Company's individual financial statements, investments in subsidiaries also are accounted using this method.

2.3.4 Transactions eliminated in consolidation

Intragroup balances and transactions and any unrealized revenues or expenses arising from intragroup transactions are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

2.4 Employee benefits

2.4.1 Short-term benefits for employees

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

2.4.2 Share-based payment agreement

The fair value at the issue date of share-based payments granted to employees is recognized as personnel expenses, with a corresponding increase in shareholders' equity, during the period the employees acquire the full right to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that the service and performance requirements will be fulfilled, so that the final amount recognized as an expense is based on the number of awards that effectively fulfill the service and performance conditions on the vesting date. For share-based payment awards with non-vesting conditions, the fair value at the grant date of the share-based awards is measured to reflect such conditions and no further adjustments are made for the differences between the expected and actual results. The fair value of the amount payable to employees related to rights on stock price appreciation, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which the employees acquire the full right to the payment. The liabilities are remeasured on each reporting date and on the settlement date, based on the fair value of the rights to stock price appreciation. Any changes in the fair value of the liability are recognized in the income statement as personnel expenses.

All amounts in thousands, except as otherwise stated

2.4.3 Defined benefit plan

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets. The calculation of the obligation of the defined benefit plan is made annually by a qualified accountant using the projected unit credit method. When calculations results in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive income.

2.5 Changes in key accounting policies

(a) IFRS 16 / CPC 06 (R2) – Leases

For its transition, the Company adopted the modified retrospective approach, i.e., it applied the requirements of the lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, information and balances were not restated for comparison purposes.

After the date of the first-time application, on January 1, 2019, leases were recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company. For each right-of-use asset measured, an equivalent liability was recorded.The payment is recorded as a reduction of the lease liability. The financial cost of the lease liability is recorded in the profit and loss during the enforceable term of the lease, applying a constant interest rate on the remaining balance of the liability. The right-of-use asset is depreciated using the straight-line method considering the shortest period between the useful life of the asset and the enforceable term of the lease.

Definition of a Lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 *Determinig whether an Arrengement contains a Lease*. The Company now assesses whether a contract is or contains a lease based on the definition of a lease, according to IFRS 16 (CPC 06 (R2)) Leases

As a lessee

To determine the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive for exercising the option of extension or create economic disincentives for not exercising the option of early termination.

When adopting IFRS 16 / CPC 06 (R2), the Company recognized its lease liabilities in relation to the lease agreements previously classified as "operating leases" under IAS 17 / CPC 06 (R1). Up to the financial statements for 2018, the payments of these leases, net of any incentives received from the lessor, were recognized as profit or loss during the lease period.

For leases previously classified as "financial leases" the Company recognized the lease asset and liability considering the amount immediately prior to the date of first-time adoption.

All amounts in thousands, except as otherwise stated

On the date of adoption, the assets and liabilities from lease agreements were measured at their present value, considering the outstanding payments of each agreement, discounting by the Company´s incremental borrowing rate on January 1, 2019. The weighted average incremental rate applied upon first-time adoption was 6.97% p.a. in the Parent Company and 5.58% p.a. in the Consolidated. The lease liability considers the net present value of the following lease payments:

- Fixed payments discounting any incentive received;
- Variable payments based on rates or indexes;
- Expected payables to the lessor referring to the guaranteed residual amount;
- Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and
- Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

	Consolidated
Commitments of operating leases as of December 31, 2018	3.257.982
Lease liability recognized on January 1, 2019	
Lease commitments discounted at the incremental rate on the date of initial application	2.177.138
(Plus) Financial leases as of December 31, 2018	100.557
(Minus): short-term leases recognized immediately in profit or loss	(103.929)
(Minus): low value contracts recognized immediately in profit or loss	(1.071)
(Plus): Extension options reasonably certain to be exercised	119.770
Total	**2.292.465**

The right-of-use assets were measured by the amount of the lease liabilities, adjusted by any amount of advanced payments and provisions for lease payments related to the lease recognized on January 1, 2019. There were no onerous leases that required adjustment to the right-of-use assets on the date of first-time adoption. Upon first-time adoption, the Company used the following practical expedients permitted under IFRS 16 / CPC 06 (R2):

- Not to reevaluate whether the contract is or contains any lease on the initial adoption date. Instead, applied the standard to agreements that were previously identified as leases;
- Opt not to separate non-lease components from lease components, considering them, therefore, as a single lease component;
- Not to record contracts, that on the date of the initial adoption date, will end within 12 months; as long as the Company is not reasonably certain to exercise the purchase option at the end of the contract;
- Not to record low-value agreements (R$30 for companies in Brazil and US$10 for foreign subsidiaries), in accordance with the policy defined by Management;
- Excluded the direct initial costs from measuring the right of use asset on the initial adoption date;
- Used hindsight, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

All amounts in thousands, except as otherwise stated

- Applied a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – "portfolios").

Leases classified as finance leases under CPC 06(R2)/IAS 17

The Company leases some equipments classified as finance leases under CPC 06(R2)/IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at 1 January 2019 were determined at the carrying amount of the lease asset and lease liability under CPC 06(R2)/IAS 17 immediately before that date.

(b) IFRIC 23 – Uncertainty on Income Tax Treatment (ICPC 22 - Uncertainty on Income Tax Treatments)

The new interpretation establishes requirements for recognition and measurement in situations where the Company has defined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by tax authorities.

The Company concluded the analyses of the application of this standard and did not identify any impacts on the financial statements.

2.6 New or revised pronouncements not yet in effective

New standards and amendments of standards come into force in annual periods starting after January 1, 2020 and their early adoption is permitted. The Company did not early adopt the following new standards and intepretations for preparing these financial statements:

- Changes to references to the conceptual structure of IFRS;
- Definition of business (changes to CPC 15/IFRS 13);
- Definition of materiality (amendments to CPC 26/IAS 1 and CPC 23/IAS 8);
- IFRS 17 – Insurance agreements.

The amended standards and interpretations are not expected to produce a significant impact on the consolidated financial statements.

2.7 Change in the presentation of provision, expense method by function

In the year ended December 31, 2019, the Company changed the classification of the profit sharing expenses in order to report the effects of this expense by function for better presentation of the financial statements.

The Company has reclassified the prior year financial statements to conform to the current year presentation. In the year ended December 31, 2018, the amounts related to this item were reclassified from "Other expenses" (Consolidated of R$375,360, Parent Company of R$272,771) to "cost of goods sold" (Consolidated of R$145,437, Parent Company of R$118,655), "selling and distribution expenses" (Consolidated of R$50,306, Parent Company of R$30,005), "general and administrative expenses" (Consolidated of R$160,182, Parent Company of R$113,200) and research and development (Consolidated of R$19,435, Parent Company of R$10,911).

3 Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

3.1 Judgments

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements include the following:

(a) **Note 14.b – Leasing**: if the Company is reasonably sure of exercising options to extend the lease term.

3.2 Uncertainties about assumptions and estimates

Information about assumptions and estimation uncertainties at December 31, 2019 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are as follows:

3.2.1 Deferred income tax ("IR") and social contribution ("CSL")

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company's future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of the gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by specialized third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Information on deferred income tax and social contribution is presented in Note 22(c).

3.2.2 Useful life of assets

The Company recognizes the depreciation, amortization and depletion of its tangible and intangible assets with estimated useful life approved by the Company's technicians with experience in the management of Braskem's plants. The useful lives of assets are reviewed at the end of every year by the Company's technicians in order to check whether they need to be changed.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

All amounts in thousands, except as otherwise stated

The Company's management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, the sales amount is close to the residual value; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average (%) depreciation, amortization and depletion rates:

		Consolidated
	2019	2018
Buildings and improvements	3.42	3.42
Machinery, equipment and installations	8.01	8.04
Mines and wells	8.70	8.84
Furniture and fixtures	10.00	10.03
IT equipment	20.04	20.13
Lab equipment	9.45	9.53
Security equipment	9.45	9.72
Vehicles	16.90	17.83
Other	18.23	18.82

Information on property, plant and equipment is presented in Note 12.

3.2.3 Impairment test and analysis

(a) Tangible and intangible assets with definite useful lives

Annually, or whenever there is any indication that the value of the asset could be impaire, the Company conducts an analysis to determine the existence of any indication that the book balance of tangible and intangible assets with definite useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a strategic vision of the business. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.2.34(b).

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs ("Cash Generating Units").

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment loss is recognized in profit or loss if the book value of the asset or CGU exceeds its recoverable value. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about the continuity of the entity's operations.

At December 31, 2019, assets are grouped according to the following CGUs:

Brazil:

- CGU Northeastern petrochemical complex (NE): represented by assets of the ethylene, PE, PVC and chlorine soda plants located in the Northeast region;
- CGU Southern petrochemical complex (South): represented by assets of the ethylene, propylene, PE and PP plants, located in the South region;
- CGU Rio de Janeiro petrochemical complex (RJ): represented by assets of the ethylene, propylene, PE and PP plants, located in Rio de Janeiro state;
- CGU São Paulo petrochemical complex (SP): represented by assets of the ethylene and PE plants, located in the cities of Santo André and Cubatão;
- CGU Paulínia: represented by assets of the PP plant;
- CGU ABC, greater São Paulo region: represented by assets of the PP plant.

United States and Europe:

- CGUs Polypropylene USA: there are 5 PP plants located in the United States, the assets of each plant represent a UGC;
- CGUs Polypropylene Europe: there are 2 PP plants located in Germany, each plan represents a UGC.

Mexico:

- CGU Mexico: represented by the assets of the ethylene and PE plants located in Mexico.

(b) Intangible assets with indefinite useful lives

The balances of goodwill arising from business combinations are tested for impairment once a year. Goodwill from business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

These tests are based on the projected cash flow in each CGU or groups of CGUs, which are extracted from the business plan of the Company for a five-year period, mentioned in Note 3.2.1, and the Management plan for a period greater than 5 years to reflect industry cycle patterns, in a total projection period of 10 years. Perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital ("WACC").

Goodwill and results of impairment tests are presented in Note 13(a) and (b).

3.2.4 Provisions and contingencies

Provisions are recorded when there is a present obligation (legal or constructive) as a result of a past event, and it is more likely than not that an outflow of resources will be required to settle the obligation.

Contingent liabilities are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, corporate claims, civil and tax lawsuits.

The Management of Braskem, based on its assessment and of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

(i) Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome;

(ii) Possible loss - these are proceedings for which the possibility of loss is greater than remote and lesser than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters in Note 24.2.

The provision for labor, corporate claims, civil and tax lawsuits correspond to the value of the claims plus charges by the estimated value of probable losses. On the acquisition date in business combination operations, in accordance with CPC 15 and IFRS 3, a contingent liability is recorded when it represents a present obligation.

The Company's management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

The Company's contingencies are presented in Note 24.

3.2.5 Provision of expenses – Geological event in Alagoas

The provision arises from actions and security measures based on studies and dealings with the competent authorities as of the Term of Agreement to Support the Realocation of People in Risk Areas ("Term"), disclosed in Note 26.1 (i).

The actions for closure and monitoring wells and support the evacuation of residents of the protection area involve various estimates in determining the future expenses for implementation of these measures. Therefore, factors such as the time taken to execute the action plans, results of future studies experts, changes in the structure of the wells, the outcome of ongoing legal actions, among others, may result in a material impact on the amount of the provision.

3.2.6 Derivative and non-derivative financial instruments

(a) Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company's Management.

Information on derivative and non-derivative financial instruments is presented in Note 20.

(b) Hedge accounting

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan, which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company's guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained from financial institutions for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line should be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase, reviewed and approved by Management of the Company.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Parent Company and the subsidiary Braskem Idesa will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 20.4(a.i) and 20.4(a.ii), respectively). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company's financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, NDFs, options, etc.) to hedge against the volatility of the foreign exchange and interest rates. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to significantly improve the demonstration of the compensatory effect on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting, as reported in Note 20.3.

All amounts in thousands, except as otherwise stated

4 Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is periodically reviewed by the Board of Directors. The purpose of risk management is to protect the Company's cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1 Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 20.6(c.2).

(a) Exposure to commodity risks

Most of Braskem's feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes which directly impacts Braskem's results and cash generation. Nevertheless, the Company believes such risk is inherent to the petrochemical business and, therefore, in general, it does not seek financial instruments to hedge against commodity price fluctuations.

(b) Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, even Braskem's sales in Brazil are strongly correlated to the U.S. currency.
Therefore, with the goal of partially mitigating the long-term exchange risk, as of September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program. The Program mainly aims to mitigate dollar call and put option contracts, hedging expected flows over a 24-month horizon, as described in greater detail in Note 20.3.

In addition to the Hedge Program, to balance the composition between dollar-denominated assets and liabilities, Braskem's Financial Policy requires the Company to maintain a percentage of at least 70% of the dollar-denominated portion of net debt. If convenient, the company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

On December 31, 2019, Braskem prepared a sensitivity analysis for its exposure to the fluctuation in the U.S. dollar, as disclosed in Note 20.6.

(c) Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Interbank Certificate of Deposit ("CDI") rate.

In 2019, Braskem held swap contracts (Note 20.3.1) in which it receives Libor and pays a fixed rate.

All amounts in thousands, except as otherwise stated

On December 31, 2019, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI, IPCA, TJLP and Selic, as disclosed in Notes 20.6(c.1) and (c.2).

4.2 Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in bank checking accounts, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2019, 45.9% of the amounts recorded as "Cash and cash equivalents" (Note 5) and "Financial Investments" (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under "Borrowings" (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2019, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

4.3 Liquidity risk

Braskem has a calculation methodology to determine a minimum cash "monthly vision" (30-day horizon) and a minimum cash "yearly vision" (up to 12-month horizon) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. The amounts to determine the minimum cash "yearly vision" are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash "monthly vision" consider the projected operating cash disbursement, debt service and contributions to projects, as well as the planned disbursement for derivatives maturing in the period, among other items. The Company uses as minimum cash in its financial policy the greater of these two references.

In May 2018, the Company, in keeping with its commitment to maintain its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. This line may be used without restrictions to improve the Company's credit quality or in the event of deterioration in the macroeconomic scenario.

As of December 31, 2019, this new credit line had not been used.

The table below shows Braskem's financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 25). These amounts are gross and undiscounted and include contractual interest payments, therefore may not be reconciled with the balance sheet.

All amounts in thousands, except as otherwise stated

	Maturity				Consolidated
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	9,194,081	3,837			9,197,918
Borrowings	857,768	2,277,351	7,198,320	40,087,917	50,421,356
Debentures	51,348	126,754	143,307	28,703	350,112
Braskem Idesa borrowings	806,378	1,743,252	2,351,076	9,504,803	14,405,509
Derivatives	49,251	76,791	92,287	435	218,764
Loan to non-controlling shareholder of Braskem Idesa				2,395,887	2,395,887
Other financial liabilities	534,456				534,456
Leniency agreement (Note 25)	363,720	376,294	1,043,168	175,058	1,958,240
Lease	665,164	565,824	1,174,827	710,044	3,115,859
At December 31, 2019	12,522,166	5,170,103	12,002,985	52,902,847	82,598,101

4.4 Capital management

The ideal capital structure, according to Braskem's Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company's objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company's operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is not managed at the Parent Company level, but only at the level of the consolidated entities, with the exception of the liquidity and capital of Braskem Idesa, whose specific management is concentrated at the Braskem Idesa level.

5 Cash and cash equivalents

		Consolidated		Parent Company	
		2019	2018	2019	2018
Cash					
Domestic market		13,495	47,735	9,800	47,735
Foreign market	(i)	2,289,736	2,181,229		
Cash equivalents:					
Domestic market		1,963,185	1,754,561	2,080,801	1,932,170
Foreign market	(i)	2,537,464	1,564,112	298,837	36,819
Total		6,803,880	5,547,637	2,389,438	2,016,724

(i) On December 31, 2019, it includes cash of R$598,591 and R$418,644 of cash equivalents (R$963,357 on December 31, 2018) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months from the date of purchase. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

All amounts in thousands, except as otherwise stated

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the funds FIM Jupiter and FIM Netuno. Cash equivalents abroad mainly comprise fixed–income instruments (time deposit).

6 Financial investments

		Consolidated		Parent Company	
		2019	2018	2019	2018
Amortized cost					
Time deposit investments		38,759	49,630	38,759	49,630
Fair value through profit or loss					
LFT's and LF's	(i)	1,588,426	2,247,272	1,588,426	2,247,272
Restricted funds investments	(ii)	9,708	9,998		
Other		60,319	60,711	1,090	664
Total		**1,697,212**	**2,367,611**	**1,628,275**	**2,297,566**
Current assets		1,687,504	2,357,613	1,628,275	2,297,566
Non-current assets		9,708	9,998		
Total		**1,697,212**	**2,367,611**	**1,628,275**	**2,297,566**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

7 Trade accounts receivable

The Company's billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At December 31, 2019, total amount of the operation was R$ 1.2 billion in the parent company and R$ 2.0 billion in the Consolidated.

		Consolidated		Parent Company	
	Note	2019	2018	2019	2018
Customers					
Domestic market					
Third parties		1,049,412	1,402,638	984,432	1,340,025
Related parties	9	8,814	22,806	17,261	47,789
		1,058,226	1,425,444	1,001,693	1,387,814
Foreign market					
Third parties		1,477,748	1,901,184	353,487	441,279
Related parties	9			744,999	399,144
		1,477,748	1,901,184	1,098,486	840,423
Allowance for doubtful accounts	(i)	(229,323)	(233,625)	(215,136)	(217,739)
Total		**2,306,651**	**3,093,003**	**1,885,043**	**2,010,498**
Current assets		2,285,750	3,075,218	1,864,142	1,766,418
Non-current assets		20,901	17,785	20,901	244,080
Total		**2,306,651**	**3,093,003**	**1,885,043**	**2,010,498**

All amounts in thousands, except as otherwise stated

(i) Company's expected credit losses are determined based on the following stages:

Stage 1 – when the securities are still performing in this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk of the customer since the initial recognition; in this stage, the Company considers as deterioration of credit risk any credits that were renegotiated and that must be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment; the trigger for evidence of impairment is an unprecedented delay of more than 90 days.

The following table shows the Company's expected credit loss for each stage:

				Consolidated		Parent Company
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	1,635,553		1,303,658	
	Operation risk 2	Minimum risk	337,044		329,625	
	Operation risk 3	0.24%	201,126	485	130,215	313
	Operation risk 4	0.57%	126,250	720	115,575	659
	Operation risk 5	100%	1,778	1,778	1,778	1,778
			2,301,751	**2,983**	**1,880,851**	**2,750**
Stage 2 (Significant Increase in Loss Risk)	1st Renegotiation lower than 24 months	24% or 100%	6,631	1,717	6,631	1,717
	2nd Renegotiation greater than 24 months	91% or 100%	1,558	1,558	1,558	1,558
	Legal	100%	170,698	170,698	159,810	159,810
			178,887	**173,973**	**167,999**	**163,085**
Stage 3 (No payment performance - Indicative of impairment)	Between 90 and 180 days	50% or 100%	6,126	3,157	4,348	2,320
	Above 180 days	100%	49,210	49,210	46,981	46,981
			55,336	**52,367**	**51,329**	**49,301**
Total			**2,535,974**	**229,323**	**2,100,179**	**215,136**

All amounts in thousands, except as otherwise stated

The changes in the allowance for doubtful accounts are presented below:

	Consolidated		Parent company	
	2019	2018	2019	2018
Balance of provision at the beginning of the year	(233,625)	(350,025)	(217,739)	(337,697)
Provision in the year	(59,885)	(24,604)	(40,326)	(8,219)
Reversal in the year	45,501	124,579	24,773	111,752
Write-offs	18,686	16,425	18,156	16,425
Balance of provision at the end of the year	**(229,323)**	**(233,625)**	**(215,136)**	**(217,739)**

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated		Parent company	
	2019	2018	2019	2018
Accounts receivables not past due	2,001,326	2,616,104	1,785,319	1,849,953
Past due securities:				
Up to 90 days	318,852	492,265	112,100	168,618
91 to 180 days	15,368	10,941	14,132	5,539
As of 180 days	200,428	207,318	188,628	204,127
	2,535,974	3,326,628	2,100,179	2,228,237
Allowance for doubtful accounts	(229,323)	(233,625)	(215,136)	(217,739)
Total customers portfolio	**2,306,651**	**3,093,003**	**1,885,043**	**2,010,498**

8 Inventories

	Consolidated		Parent company	
	2019	2018	2019	2018
Finished goods	4,634,192	5,542,220	3,131,021	3,672,001
Raw materials, production inputs and packaging	1,665,797	1,578,523	1,408,128	1,291,921
Maintenance materials	608,693	465,684	259,418	185,087
Advances to suppliers	68,382	93,445	53,321	86,965
Imports in transit	664,345	838,099	664,344	838,099
Total	**7,641,409**	**8,517,971**	**5,516,232**	**6,074,073**
Current assets	7,625,084	8,486,577	5,499,907	6,042,679
Non-current assets	16,325	31,394	16,325	31,394
Total	**7,641,409**	**8,517,971**	**5,516,232**	**6,074,073**

Inventories of finished products are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company's and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

Finished goods are measured at the lower of cost and net realizable value and, when necessary, a provision is recorded. For this estimate, the Company considers the sale price, reduced by all costs of sale, projected for the period during which it expects to sell the product. This period is determined based on historical data for turnover of the respective inventory.

All amounts in thousands, except as otherwise stated

The effect of the provision for inventories at the year ended December 31, 2019 is shown below:

	Consolidated	Parent company
December 31, 2017	**11,206**	**11,103**
Additions	23,674	23,515
Reversals	(14,721)	(14,618)
December 31, 2018	**20,159**	**20,000**
Additions	72,672	69,733
Reversals	(10,636)	(10,636)
December 31, 2019	**82,195**	**79,097**

All amounts in thousands, except as otherwise stated

9 Related parties

(a) Consolidated

								Consolidated
	Balances at December 31, 2019				Balances at December 31, 2018			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		4,257	4,557	8,814		20,119	2,687	22,806
Inventories		17,242		17,242	8,665	30,193		38,858
Dividends and interest on capital			3,074	3,074			890	890
Total assets		21,499	7,631	29,130	8,665	50,312	3,577	62,554
Liabilities								
Current								
Trade payables	12,402	133,759	9,819	155,980	16,851	160,324		177,175
Payable notes	58			58				
Other payables		1,420	136	1,556	2,841	484		3,325
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			2,395,887	2,395,887			2,183,830	2,183,830
Total liabilities	12,460	135,179	2,405,842	2,553,481	19,692	160,808	2,183,830	2,364,330

	Twelve-month period ended December 31, 2019				Twelve-month period ended December 31, 2018			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		665,417	588,785	1,254,202		1,225,443	736,192	1,961,635
Purchases of raw materials, finished goods services and utilities	293,501	12,584,453	10,738	12,888,692	460,480	15,540,144	3,800	16,004,424
Financial income (expenses), net	(96)	(5)	(10,967)	(11,068)		(49)	(106,516)	(106,565)
Other income (expenses)	(34,873)			(34,873)	4,214			4,214
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty", new name of Odeprev)			49,867	49,867			48,514	48,514

All amounts in thousands, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	Balances at December 31, 2019
Balance sheet	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										926,743	926,743
Financial investments										1,588,426	1,588,426
Trade accounts receivable		668,325		20,297	56,377	8,447		4,257	4,557		762,260
Inventories								17,242			17,242
Dividends and interest on capital						4,609			3,074		7,683
Related parties											
Other receivables		2,101		23,886	3	17,167					43,157
Non-current											
Related parties											
Loan agreements						1,073					1,073
Total assets		670,426		44,183	56,380	31,296		21,499	7,631	2,515,169	3,346,584
Liabilities											
Current											
Trade payables		7,652,956		8		27,276	13,617	133,759	9,819		7,837,435
Accounts payable to related parties											
Advance to export			630,025	11,171		63,677					704,873
Other payables		43,447					58				43,505
Other		11,375		715	4	1		1,420	136		13,651
Non-current											
Accounts payable to related parties											
Advance to export			20,567,818	334,548		2,095,964					22,998,330
Total liabilities		7,707,778	21,197,843	346,442	4	2,186,918	13,675	135,179	9,955		31,597,794

	Associates companies, Jointly-controlled investment and Associates companies							Related companies		SPE	Twelve-month period ended December 31, 2019
	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		4,077,008		488,605	276,688	140,658		665,417	588,785		6,237,161
Purchases of raw materials, finished products services and utilities		13,011,350		180		164,357	293,160	12,584,453	10,738		26,064,238
Financial income (expenses), net	756	(361,210)	(2,518,001)	(33,761)	5,329	(179,664)	(96)	(5)	(17)	196,247	(2,890,422)
Other income (expenses)							(34,873)				(34,873)
General and administrative expenses - Vexty									49,867		49,867

All amounts in thousands, except as otherwise stated

Balances at December 31, 2018

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Balance sheet	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										1,323,799	1,323,799
Financial investments										2,247,271	2,247,271
Trade accounts receivable				25,053	105,483	27,670		20,119			178,325
Inventories							8,665	30,193			38,858
Dividends and interest on capital									890		890
Related parties	193	1,143		26,524	1	10,183					38,044
Non-current											
Trade accounts receivable		245,765									245,765
Related parties											
Loan agreements	18,449					1,032					19,481
Total assets	18,642	246,908		51,577	105,484	38,885	8,665	50,312	890	3,571,070	4,092,433
Liabilities											
Current											
Trade payables		6,847,872				24,484	14,759	160,324			7,047,439
Accounts payable to related parties											
Advance to export			585,873	10,739							596,612
Other payables	14,879	35		445		1,114					16,473
Other		20,612					2,841	484			23,937
Non-current											
Accounts payable to related parties											
Advance to export			18,878,716	321,608							19,200,324
Total liabilities	14,879	6,868,519	19,464,589	332,792		25,598	17,600	160,808			26,884,785

Twelve-month period ended December 31, 2018

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		4,354,828		387,765	309,851	864,268		1,225,443			7,142,155
Purchases of raw materials, finished products services and utilities		13,472,150		309		177,453	457,622	15,540,144			29,647,678
Financial income (expenses), net	1,131	(2,665,895)	(2,216,243)	(161,058)	22,325	8,217	(6)	(49)		209,619	(4,801,959)
Other income (expenses)							4,214				4,214
General and administrative expenses - Odeprev									48,514		48,514

(c) New and/or renewed agreements with related companies

As provided for in the Company's bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties that exceed R$20,000 per transaction or R$60,000 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

Pursuant to Federal Law 6,404/76, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company's assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders' meeting.

As part of its control to identify related parties, Key Personnel annually inform whether they, or their close relatives, hold full or shared control of any company. All companies that conducted transactions with Braskem and its subsidiaries are provided in this Note.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:
- Atvos Agroindustrial S.A. ("Atvos")
- Agro Energia Santa Luzia S.A. ("USL")
- Odebrecht Engenharia & Construção S.A. ("OEC").
- Usina Conquista do Pontal S.A. ("UCP")

Petrobras and its direct and indirect subsidiaries:
- Petróleo Brasileiro S.A. ("Petrobras")
- Petrobras Distribuidora ("BR Distribuidora").

Joint ventures of Braskem:
- Refinaria de Petróleo Riograndense S.A ("RPR").

Associate of Braskem:
- Borealis Brasil S.A ("Borealis").

Non-controlling shareholders of Braskem Idesa:
- Etileno XXI, S.A. de CV.
- Grupo Idesa, S.A. de CV.

All amounts in thousands, except as otherwise stated

During 2019 and 2018, the main transactions between the Company and related parties under normal market terms and conditions, are as follows:

- Odebrecht and its subsidiaries:

  (i) In May 2018, Braskem entered into an agreement for caustic soda movement and storage services with Liquiport Vila Velha S.A., a wholly owned subsidiary of Odebrecht Transport S.A. The agreement has an estimated maximum value of R$93,000 and is valid for 10 years. In August 2019, the company Odebrecht Transport S.A. sold Liquiport to the company Terminal Portuário de Espírito Santo. The payments made during the year to the date of sale amounted to R$5,633 (R$5,844 in 2018).

  (ii) In January 2019, the Company signed an amendment to the agreement entered into in December 2017 with Agro Energia Santa Luzia S.A. - USL, Usina Conquista do Pontal S. A. - UCP, Atvos Agroindustrial S. A. and Brenco Companhia Brasileira de Energia Renovável, for the purchase of feedstock for future delivery between January and March 2019. This amendment involved an advance of R$100,413, which, on December 31, 2019, did not record any balance.

- Petrobras and its subsidiaries:

  (i) Since December 2015, the Company has maintained an agreement with Petrobras for the annual supply of up to 7 million tons of petrochemical naphtha, which has a duration of five years.

  (ii) Since December 2000, Braskem has maintained feedstock supply agreements for ethane and propane with Petrobras. These agreements have different expiration dates, between May 2021 and April 2028, with prices based on international references to ensure the competitiveness of the feedstock. If renewed, the same terms and conditions currently in force will be maintained.

  (iii) Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which is renewed on a monthly basis. Sales in 2019 amounted to R$1,011,839 (R$1,122,417 in 2018).

  (iv) In July 2019, Braskem entered into a natural gas purchase agreement with CDGN LOGÍSTICA S.A., whose effective term is five years and maximum value is estimated at R$210,000.

  (v) In December 2019, an amendment to the natural gas purchase agreement was signed with Companhia de Gás da Bahia ("Bahiagás"). The term of the agreement is from January to December 2020 and the amended agreement amount is R$820,000.

- Braskem joint venture:

  (i) In 2019, sales of gasoil to RPR amounted to R$37,873. The product is used as feedstock in the diesel production process (R$127,342 in 2018).

  (ii) Sales of gasoline to RPR ae negotiated monthly. In 2019, these sales amounted to R$257,295 (R$440,801 in 2018).

- Non-controlling shareholders of Braskem Idesa

  Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

(d) Accounts payable to related companies

	Balance at December 31, 2018	Obtained	Payments	Interest, changes monetary and foreign exchange, net	Transferences	Parent company Balance at December 31, 2019
Current						
Export prepayment	596,612		(2,372,179)	1,860,859	619,581	704,873
Credit notes	16,473	51,554	(25,711)	1,189		43,505
Total	**613,085**	**51,554**	**(2,397,890)**	**1,862,048**	**619,581**	**748,378**
Non-current						
Export prepayment	19,200,324	3,544,516		873,071	(619,581)	22,998,330
Total	**19,200,324**	**3,544,516**		**873,071**	**(619,581)**	**22,998,330**
Total	**19,813,409**	**3,596,070**	**(2,397,890)**	**2,735,119**		**23,746,708**

(e) Key management personnel

Statement of profit or loss transactions	2019	Consolidated 2018
Remuneration		
Short-term benefits	70,366	60,922
Post-employment benefit	1,104	989
Long term incentive plan	14,724	4,404
Total	**86,194**	**66,315**

All amounts in thousands, except as otherwise stated

10 Taxes recoverable

		Consolidated		Parent Company	
		2019	2018	2019	2018
Parent Company and subsidiaries in Brazil					
IPI		477	9.050	477	9.050
Value-added tax on sales and services (ICMS) - normal operations	(a)	255.945	444.067	254.949	443.988
ICMS - credits from PP&E		166.824	170.998	166.655	169.908
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		45.604	482	45.405	
PIS and COFINS - credits from PP&E		316.973	255.739	316.973	255.739
REINTEGRA program	(b)	19.848	20.615	19.848	20.615
Federal tax credits	(c)	2.459.293	707.772	2.459.293	707.772
Other		5.434	2.852	4.716	1.866
Foreign subsidiaries					
Value-added tax ("IVA")		217.630	173.051		
Other		7.701	7.750		
Total		**3.495.729**	**1.792.376**	**3.268.316**	**1.608.938**
Current assets		1.238.011	423.188	1.010.833	240.905
Non-current assets		2.257.718	1.369.188	2.257.483	1.368.033
Total		**3.495.729**	**1.792.376**	**3.268.316**	**1.608.938**

(a) ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

(b) REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i) 3%, between October 1, 2014 and February 28, 2015;
(ii) 1%, between March 1, 2015 and November 30, 2015;
(iii) 0.1% between December 1, 2015 and December 31, 2016;
(iv) 2% between January 1, 2017 and May 31, 2018; and
(v) 0.1% as of June 1, 2018.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

At the year ended December 31, 2019, the Company recognized credits in the amount of R$9,157 (R$69,055 in 2018) and offset the amount of R$9,532 (R$144,957 in 2018). In the Statement of Operations, credits were recognized in the item "Cost of Products Sold."

All amounts in thousands, except as otherwise stated

(c) Recovery of Federal Tax Credits

The main tax credit refers to the exclusion of ICMS tax from the PIS/COFINS tax base. During 2019, a lawsuit of Braskem S.A. and lawsuits of acquired companies were certified as final and unappealable, the oldest period retroactive to 1991. The effects of these decisions were assessed by the Company and, during 2019, a total of R$2,048,782 was recognized related to PIS and COFINS taxes, of which R$1,904,206 was recorded under "Other operating income (expenses)" and R$207,582 under "Financial income."

The balance on December 31, 2019 is R$2,350,817 (current assets of R$783,199 and non current assets of R$1,567,618).

The Company has lawsuits related to other acquired companies discussing the same tax matter, for which there was no final judgment yet. The oldest period of these lawsuits retroactive to February 1999, the calculations to estimate the tax credit have not been finalized.

11 Investments

(a) Information on investments

		Interest in total and voting capital (%)	Adjusted net profit (loss) for the year		Adjusted equity	
		Direct and indirect	2019	2018	2019	2018
Subsidiaries						
BM Insurance		100.00	5,929	(3)	6,977	1,082
Braskem Alemanha		100.00	709,017	1,332,514	6,816,550	6,165,186
Braskem America		100.00	629,772	1,248,067	6,497,414	5,626,416
Braskem America Finance		100.00	1,240	1,860	(3,674)	(4,707)
Braskem Argentina		100.00	26,842	(11,221)	21,285	23,713
Braskem Chile		100.00	5,549	1,697	25,731	20,764
Braskem Holanda		100.00	2,311,663	2,803,209	10,750,359	7,853,313
Braskem Holanda Finance		100.00	9,023	110	(1,656)	(10,232)
Braskem Holanda Inc		100.00	1,017	3,373	9,657	8,210
Braskem Finance		100.00	(276,116)	2,978	(375,031)	(98,916)
Braskem Idesa		75.00	(448,859)	103,611	(4,110,619)	(3,829,092)
Braskem Idesa Serviços		75.00	7,227	4,923	34,372	24,793
Braskem Inc.		100.00	(3,807)	(46,421)	193,333	197,139
Braskem México		100.00	603	7,065	241,395	222,265
Braskem México Sofom		100.00	(20,659)	31,501	35,640	51,590
Braskem México Serviços		100.00	(70)	(3,120)	41	105
Cetrel		63.70	35,291	40,270	239,820	222,678
DAC		63.70	28,185	23,220	102,790	94,584
Lantana		100.00	(42)	(153)	(1,082)	(1,040)
Jointly-controlled investment						
RPR	(i)	33.20	29,687	6,358	93,025	99,672
Associate						
Borealis	(ii)	20.00	17,622	(2,900)	164,086	163,884

(i) RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.
(ii) Borealis – its main activities are the production and commercialization of petrochemical byproducts and correlated products.

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Balance at 2018	Acquisition of shares	Capital increase	Dividends and interest on equity	Equity in results of investees: Effect of results	Equity in results of investees: Adjustment of profit in inventories	Provision for losses/ other	Equity valuation adjustments	Currency translation adjustments	Balance at 2019
Subsidiaries and jointly-controlled investment										
Domestic										
Cetrel	141,804	8	72	(8,849)	19,773		(50)			152,758
RPR	33,095			(4,295)	9,857			(7,769)		30,888
	174,899	**8**	**72**	**(13,144)**	**29,630**		**(50)**	**(7,769)**		**183,646**
Foreign subsidiaries										
BM Insurance	1,082				5,929				(34)	6,977
Braskem Alemanha	348,974			(15,418)	40,132			(919)	13,237	386,006
Braskem Argentina	23,713		17,672		26,843			(3,563)	(43,382)	21,283
Braskem Chile	20,764				5,549				(583)	25,730
Braskem Holanda	7,740,444				2,311,663	31,531		356,474	232,322	10,672,434
Braskem Inc.	197,139				(3,807)					193,332
Braskem México	222,265				603			(140)	18,669	241,397
	8,554,381		**17,672**	**(15,418)**	**2,386,912**	**31,531**		**351,852**	**220,229**	**11,547,159**
	8,729,280	**8**	**17,744**	**(28,562)**	**2,416,542**	**31,531**	**(50)**	**344,083**	**220,229**	**11,730,805**
Associate	32,777			(3,002)	3,042					32,817
Total	**8,762,057**	**8**	**17,744**	**(31,564)**	**2,419,584**	**31,531**	**(50)**	**344,083**	**220,229**	**11,763,622**

All amounts in thousands, except as otherwise stated

(c) Equity accounting results

	Parent company	
	2019	**2018**
Equity in results of subsidiaries, associate and jointly-controlled	2,451,115	2,770,338
Reversal (provision) for losses on subsidiaries	(276,156)	2,831
Dividends received / other	6	(21)
	2,174,965	**2,773,148**

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated statements.

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	2019	2018		2019	2018		2019	2018	2019	2018
Assets										
Curent										
Cash and cash equivalents	5,786,645	4,584,280		1,017,235	963,357				6,803,880	5,547,637
Financial investments	1,687,504	2,357,613							1,687,504	2,357,613
Trade accounts receivable	1,973,414	2,574,791		331,838	627,879		(19,502)	(127,452)	2,285,750	3,075,218
Inventories	7,028,641	7,907,429		596,443	579,148				7,625,084	8,486,577
Taxes recoverable	1,084,055	313,499		153,956	109,689				1,238,011	423,188
Income tax and social contribution	439,933	773,952							439,933	773,952
Derivatives	4,712	6,714			21,000				4,712	27,714
Judicial deposits	2,571,683								2,571,683	
Other receivables	393,593	372,846		339,404	319,122				732,997	691,968
	20,970,180	18,891,124		2,438,876	2,620,195		(19,502)	(127,452)	23,389,554	21,383,867
Non-current										
Taxes recoverable	2,257,652	1,369,127		66	61				2,257,718	1,369,188
Income tax and social contribution	239,847	241,788							239,847	241,788
Deferred tax	1,713,837	114,000		948,759	990,158				2,662,596	1,104,158
Related parties	6,729,486	6,137,206				(ii)	(6,729,486)	(6,137,206)		
Derivatives	17,877				46,664				17,877	46,664
Judicial deposits	1,508,880	169,536							1,508,880	169,536
Other receivables	369,137	377,356		505	553				369,642	377,909
Property, plant and equipment	20,488,870	20,102,981		12,537,615	12,365,063	(iii)	(711,304)	(708,154)	32,315,181	31,759,890
Intangible	2,568,347	2,562,722		193,741	178,260				2,762,088	2,740,982
Right of use of assets	2,309,506			296,148					2,605,654	
	38,203,439	31,074,716		13,976,834	13,580,759		(7,440,790)	(6,845,360)	44,739,483	37,810,115
Total assets	59,173,619	49,965,840		16,415,710	16,200,954		(7,460,292)	(6,972,812)	68,129,037	59,193,982
Liabilities and shareholders' equity										
Current										
Trade payables	8,903,168	8,099,755		233,323	368,949		(19,502)	(127,452)	9,116,989	8,341,252
Borrowings	774,924	737,436							774,924	737,436
Debentures	46,666	27,732							46,666	27,732
Braskem Idesa Borrowings				744,408	10,504,592				744,408	10,504,592
Payroll and related charges	598,147	617,079		25,576	28,317				623,723	645,396
Taxes payable	306,453	419,204		16,433	12,801				322,886	432,005
Income tax and social contribution	34,856	419,320							34,856	419,320
Lease	619,217	9,767		57,074					676,291	9,767
Provision - geological event in Alagoas	1,450,476								1,450,476	
Other financial liabilities	516,933								516,933	
Other payables	1,798,865	1,922,781		109,143	75,849				1,908,008	1,998,630
	15,049,705	12,253,074		1,185,957	10,990,508		(19,502)	(127,452)	16,216,160	23,116,130
Non-current										
Loan agreements	28,242,052	24,160,720							28,242,052	24,160,720
Braskem Idesa Borrowings				9,237,318					9,237,318	
Debentures	227,901	266,777							227,901	266,777
Accounts payable to related parties				6,714,236	6,147,768	(ii)	(6,714,236)	(6,147,768)		
Loan to non-controlling shareholders of Braskem Idesa			(v)	2,395,887	2,183,830				2,395,887	2,183,830
Deferred income tax and social contribution	273,036	324,908							273,036	324,908
Provision for losses on subsidiaries	3,082,173	2,871,819				(iv)	(3,082,173)	(2,871,819)		
Lease	1,767,314	90,790		233,291					2,000,605	90,790
Other financial liabilities										
Provision - geological event in Alagoas	1,932,591								1,932,591	
Other payables	3,625,695	3,129,234		33,086	10,348				3,658,781	3,139,582
	39,150,762	30,844,248		18,613,818	8,341,946		(9,796,409)	(9,019,587)	47,968,171	30,166,607
Shareholders' equity										
Attributable to the Company's shareholders	4,886,089	6,787,645		(3,384,065)	(3,131,500)		3,383,274	3,131,500	4,885,298	6,787,645
Non-controlling interest in subsidiaries	87,063	80,873					(1,027,655)	(957,273)	(940,592)	(876,400)
	4,973,152	6,868,518		(3,384,065)	(3,131,500)		2,355,619	2,174,227	3,944,706	5,911,245
Total liabilities and shareholders' equity	59,173,619	49,965,840		16,415,710	16,200,954		(7,460,292)	(6,972,812)	68,129,037	59,193,982

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2019	2018	2019	2018	2019	2018	2019	2018
		Restated						Restated
Net revenue	**49,961,286**	**54,851,243**	**3,050,420**	**3,766,371**	**(688,181)**	**(617,748)**	52,323,525	**57,999,866**
Cost of products sold	(43,912,365)	(44,904,996)	(2,509,060)	(2,314,998)	741,922	667,062	(45,679,503)	(46,552,932)
	6,048,921	**9,946,247**	**541,360**	**1,451,373**	**53,741**	**49,314**	**6,644,022**	**11,446,934**
Income (expenses)								
Selling and distribution	(1,582,794)	(1,495,507)	(200,661)	(193,672)			(1,783,455)	(1,689,179)
(Loss) reversals for impairment of trade accounts receivable	(4,772)	87,008	(2,297)				(7,069)	87,008
General and administrative	(2,082,002)	(1,669,277)	(141,269)	(123,576)	(909)	(332)	(2,224,180)	(1,793,185)
Research and development	(247,730)	(219,256)					(247,730)	(219,256)
Results from equity investments	(326,427)	76,821			336,645	(77,709)	10,218	(888)
Other income	2,102,684	656,725	305,750	370,497			2,408,434	1,027,222
Other expenses	(4,876,326)	(502,795)	19,508	(51,918)			(4,856,818)	(554,713)
	(968,446)	**6,879,966**	**522,391**	**1,452,704**	**389,477**	**(28,727)**	**(56,578)**	**8,303,943**
Financial results								
Financial expenses	(2,999,111)	(2,203,504)	(1,205,412)	(1,090,019)	332,098	310,012	(3,872,425)	(2,983,511)
Financial income	1,135,118	867,185	47,534	31,879	(332,098)	(310,012)	850,554	589,052
Exchange rate variations, net	(1,768,850)	(2,014,205)	75,610	(232,064)	(31,280)	(10,714)	(1,724,520)	(2,256,983)
	(3,632,843)	**(3,350,524)**	**(1,082,268)**	**(1,290,204)**	**(31,280)**	**(10,714)**	**(4,746,391)**	**(4,651,442)**
Profit (loss) before income tax and social contribution	**(4,601,289)**	**3,529,442**	**(559,877)**	**162,500**	**358,197**	**(39,441)**	**(4,802,969)**	**3,652,501**
IR and CSL - current and deferred	1,816,533	(648,134)	89,463	(97,157)			1,905,996	(745,291)
	1,816,533	**(648,134)**	**89,463**	**(97,157)**			**1,905,996**	**(745,291)**
Profit (loss) for the year	**(2,784,756)**	**2,881,308**	**(470,414)**	**65,343**	**358,197**	**(39,441)**	**(2,896,973)**	**2,907,210**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2019	2018	2019	2018	2019	2018	2019	2018
Profit (loss) before income tax and social contribution	(4,601,289)	3,529,442	(559,877)	162,500	358,197	(39,441)	(4,802,969)	3,652,501
Adjustments for reconciliation of profit (loss)								
Depreciation, amortization and depletion	2,732,181	2,228,978	952,916	810,581	(52,832)	(48,982)	3,632,265	2,990,577
Results from equity investments	326,427	(76,821)			(336,645)	77,709	(10,218)	888
Interest and monetary and exchange variations, net	3,040,627	4,634,302	1,062,843	1,344,888	31,280	10,714	4,134,750	5,989,904
Reversal of provisions	120,823						120,823	
Provisions - Leniency agreement	409,877						409,877	
Provision - geological event in Alagoas	3,383,067						3,383,067	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(1,904,206)	(519,830)					(1,904,206)	(519,830)
Loss (reversals) for impairment of trade accounts receivable	7,069	(87,008)					7,069	(87,008)
Provision for losses and write-offs of long-lived assets	224,825	69,270	379	3,200			225,204	72,470
	3,739,401	**9,778,333**	**1,456,261**	**2,321,169**			**5,195,662**	**12,099,502**
Changes in operating working capital								
Other financial assets	(3,680,460)						(3,680,460)	
Financial investments	797,445	98,349					797,445	98,349
Trade accounts receivable	677,176	251,683	325,820	(7,348)	(107,950)	(20,917)	895,046	223,418
Inventories	825,236	(1,337,618)	42,581	(199,672)			867,817	(1,537,290)
Taxes recoverable	1,216,225	1,068,637	(20,798)	(46,395)			1,195,427	1,022,242
Prepaid expenses	85,549	(67,051)	117,183	(38,112)			202,732	(105,163)
Other receivables	(242,727)	(6,299)	(30,938)	(236,392)			(273,665)	(242,691)
Trade payables	330,633	1,113,381	(156,138)	209,077	107,950	20,917	282,445	1,343,375
Taxes payable	(485,309)	(828,222)	(84,484)	(149,026)			(569,793)	(977,248)
Advances from customers	176,189	(218,623)	21,776	18,665			197,965	(199,958)
Leniency agreement	(341,605)	(330,006)					(341,605)	(330,006)
Sundry provisions	(226,519)	(116,458)	10,971				(215,548)	(116,458)
Other payables	348,916	409,171	13,287	417,759			362,203	826,930
Cash generated (used) from operations	**3,220,150**	**9,815,277**	**1,695,521**	**2,289,725**			**4,915,671**	**12,105,002**
Interest paid	(1,576,526)	(1,328,420)	(661,919)	(588,381)			(2,238,445)	(1,916,801)
Income tax and social contribution paid	(403,614)	(937,557)	(8,337)	(274)			(411,951)	(937,831)
Net cash generated (used) by operating activities	**1,240,010**	**7,549,300**	**1,025,265**	**1,701,070**			**2,265,275**	**9,250,370**
Proceeds from the sale of fixed assets and intangible assets	12,590	95,133					12,590	95,133
Funds received in the investments´ capital reduction		81,000						81,000
Dividends received	3,513	41,791					3,513	41,791
Acquisitions to property, plant and equipment and intangible assets	(2,578,558)	(2,635,906)	(103,964)	(70,422)			(2,682,522)	(2,706,328)
Other investments		87						87
Net cash used in investing activities	**(2,562,455)**	**(2,417,895)**	**(103,964)**	**(70,422)**			**(2,666,419)**	**(2,488,317)**
Short-term and long-term debt								
Acquired	20,586,103	4,301,626					20,586,103	4,301,626
Payments	(17,425,409)	(6,592,197)					(17,425,409)	(6,592,197)
Braskem Idesa borrowings								
Acquired			3,497,622				3,497,622	
Payments			(4,398,453)	(812,929)			(4,398,453)	(812,929)
Related parties								
Acquired loans (payment of loans)		72,880		(72,880)				
Lease	(407,320)		(46,870)				(454,190)	
Dividends paid	(668,904)	(1,499,900)					(668,904)	(1,499,900)
Other financial liabilities	499,999						499,999	
Cash generated (used) in financing activities	**2,584,469**	**(3,717,591)**	**(947,701)**	**(885,809)**			**1,636,768**	**(4,603,400)**
Exchange variation on cash of foreign subsidiaries	(59,659)	(309,941)	80,278	(76,168)			20,619	(386,109)
Increase in cash and cash equivalents	**1,202,365**	**1,103,873**	**53,878**	**668,671**			**1,256,243**	**1,772,544**
Represented by								
Cash and cash equivalents at the beginning for the year	4,584,280	3,480,407	963,357	294,686			5,547,637	3,775,093
Cash and cash equivalents at the end for the year	5,786,645	4,584,280	1,017,235	963,357			6,803,880	5,547,637
Increase in cash and cash equivalents	**1,202,365**	**1,103,873**	**53,878**	**668,671**			**1,256,243**	**1,772,544**

All amounts in thousands, except as otherwise stated

12 Property, plant and equipment

(a) Change

						Consolidated
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost	569,548	5,987,963	40,249,084	3,461,271	1,662,442	51,930,308
Accumulated depreciation, amortization and depletion		(1,576,006)	(19,592,460)		(1,000,232)	(22,168,698)
Balance as of December 31, 2017	**569,548**	**4,411,957**	**20,656,624**	**3,461,271**	**662,210**	**29,761,610**
Acquisitions		372	201,492	2,439,286	13,199	2,654,349
Capitalized financial charges				178,055		178,055
Foreign currency translation adjustment	32,751	593,228	1,433,855	137,551	30,411	2,227,796
Cost	32,751	674,720	1,727,164	137,551	52,242	2,624,428
Depreciation, amortization and depletion		(81,492)	(293,309)		(21,831)	(396,632)
Transfers by concluded projects		16,477	1,022,560	(1,106,975)	67,938	
Transfers to intangible				(2,922)	(1,539)	(4,461)
Disposals		(2,009)	(40,503)	(3,873)	(1,675)	(48,060)
Cost		(2,983)	(175,562)	(3,873)	(9,475)	(191,893)
Depreciation, amortization and depletion		974	135,059		7,800	143,833
Depreciation, amortization and depletion		(370,035)	(2,487,820)		(151,544)	(3,009,399)
Net book value	602,299	4,649,990	20,786,208	5,102,393	619,000	31,759,890
Cost	602,299	6,676,549	43,024,738	5,102,393	1,784,807	57,190,786
Accumulated depreciation, amortization and depletion		(2,026,559)	(22,238,530)		(1,165,807)	(25,430,896)
Balance as of December 31, 2018	**602,299**	**4,649,990**	**20,786,208**	**5,102,393**	**619,000**	**31,759,890**
Acquisitions		1,280	61,213	2,658,070	3,701	2,724,264
Capitalized financial charges				198,201		198,201
Foreign currency translation adjustment	11,508	289,118	675,400	105,701	3,536	1,085,263
Cost	11,508	366,939	860,672	105,701	10,109	1,354,929
Depreciation, amortization and depletion		(77,821)	(185,272)		(6,573)	(269,666)
Transfers by concluded projects		21,382	884,606	(993,024)	87,036	
Transfers to inventory				(47,696)	(2,866)	(50,562)
Transfers to intangible				(6,433)		(6,433)
Cost				(6,433)		(6,433)
Disposals		(634)	(223,514)	(7,739)	(3,659)	(235,546)
Cost		(1,178)	(392,033)	(7,739)	(31,264)	(432,214)
Depreciation, amortization and depletion		544	168,519		27,605	196,668
Depreciation, amortization and depletion		(388,869)	(2,534,637)		(138,395)	(3,061,901)
Transfers to right of use of assets					(97,995)	(97,995)
Cost					(125,497)	(125,497)
Amortization					27,502	27,502
Net book value	11,508	(77,723)	(1,136,932)	1,763,008	473,224	32,315,181
Cost	613,807	7,064,972	44,439,196	7,009,473	1,726,026	60,853,474
Accumulated depreciation, amortization and depletion		(2,492,705)	(24,789,920)		(1,255,668)	(28,538,293)
Balance as of December 31, 2019	**613,807**	**4,572,267**	**19,649,276**	**7,009,473**	**470,358**	**32,315,181**

(i) On December 31, 2019, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing (R$1,400,667), capitalized financial charges (R$419,244), inventories of spare parts (R$430,418), strategic projects ongoing in Brazil (R$98,879) and in Braskem America (R$2,611,034). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

All amounts in thousands, except as otherwise stated

						Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Cost	356,778	1,935,283	29,910,457	2,515,991	1,148,590	35,867,099
Accumulated depreciation, amortization and depletion		(1,076,557)	(17,714,337)		(749,989)	(19,540,883)
Balance as of December 31, 2017	**356,778**	**858,726**	**12,196,120**	**2,515,991**	**398,601**	**16,326,216**
Acquisitions			174,931	1,367,862	11,822	1,554,615
Capitalized financial charges				78,448		78,448
Transfers by concluded projects			927,620	(956,986)	29,366	
Transfers - Cost			927,620	(956,986)	29,366	
Transfers to intangible				469		469
Disposals		(1,852)	(38,834)	(3,073)	(703)	(44,462)
Cost		(4,937)	(166,262)	(3,073)	(5,691)	(179,963)
Depreciation, amortization and depletion		3,085	127,428		4,988	135,501
Depreciation / depletion		(57,629)	(1,796,744)		(110,579)	(1,964,952)
Net book value	356,778	799,245	11,463,093	3,002,711	328,507	15,950,334
Cost	356,778	1,930,346	30,846,746	3,002,711	1,184,087	37,320,668
Accumulated depreciation, amortization and depletion		(1,131,101)	(19,383,653)		(855,580)	(21,370,334)
Balance as of December 31, 2018	**356,778**	**799,245**	**11,463,093**	**3,002,711**	**328,507**	**15,950,334**
Acquisitions		1,058	40,297	1,494,341	297	1,535,993
Capitalized financial charges				72,972		72,972
Transfers by concluded projects		3,748	693,219	(765,420)	68,453	
Transfers to inventory				(47,694)	(2,866)	
Transfers to intangible				4,585		4,585
Disposals		(634)	(221,549)	(839)	(2)	(223,024)
Other						
Cost		(1,170)	(389,486)	(839)	(3,558)	(395,053)
Depreciation, amortization and depletion		536	167,937		3,556	172,029
Depreciation / depletion		(61,567)	(1,782,127)		(102,146)	(1,945,840)
Transfers to right of use of assets					(2,303)	(2,303)
Cost					(3,007)	
Depreciation, amortization and depletion					704	704
Net book value	356,778	741,850	10,192,933	3,760,656	289,940	15,342,157
Cost	356,778	1,933,982	31,190,776	3,760,656	1,243,406	38,485,598
Accumulated depreciation, amortization and depletion		(1,192,132)	(20,997,843)		(953,466)	(23,143,441)
Balance as of December 31, 2019	**356,778**	**741,850**	**10,192,933**	**3,760,656**	**289,940**	**15,342,157**

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.2.3(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore additional impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the historical margins of the business.

Financial charges are capitalized on the balance of ongoing projects, of Braskem and its subsidiaries, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

All amounts in thousands, except as otherwise stated

In 2019, charges amounting to R$198,201 (R$178,055 in 2018) were capitalized. The average rate of these charges in the year was 6.47% p.a. (8.78% p.a. in 2018).

In compliance with IFRS 7.43 / CPC 3.43, at December 31, 2019, acquisition of property, plant and equipment with payment installments is R$ 103,315 in the Consolidated and R$ 23,566 in the Parent Company.

(b) Property, plant and equipment by country

	2019	2018
Brazil	15,682,081	16,278,608
Mexico	11,826,309	11,656,910
United States of America	4,545,974	3,539,495
Germany	258,291	273,987
Other	2,526	10,890
	32,315,181	31,759,890

13 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	407,831	725,271	894,114	5,214,894
Accumulated amortization	(1,128,804)	(180,481)	(524,032)	(654,080)	(2,487,397)
Balance as of December 31, 2017	2,058,874	227,350	201,239	240,034	2,727,497
Acquisitions			51,707	272	51,979
Foreign currency translation adjustment		23,966	10,037	(185)	33,818
Cost		27,021	21,053	94,351	142,425
Amortization		(3,055)	(11,016)	(94,536)	(108,607)
Transfers by projects and stoppage in progress		2,532	1,929		4,461
Disposals				(1,003)	(1,003)
Cost				(596,557)	(596,557)
Amortization				595,554	595,554
Amortization		(7,551)	(30,780)	(37,439)	(75,770)
Net book value	2,058,874	246,297	234,132	201,679	2,740,982
Cost	3,187,678	437,384	799,960	392,180	4,817,202
Accumulated amortization	(1,128,804)	(191,087)	(565,828)	(190,501)	(2,076,220)
Balance as of December 31, 2018	2,058,874	246,297	234,132	201,679	2,740,982
Acquisitions		112	61,414		61,526
Foreign currency translation adjustment		12,957	2,704		15,661
Cost		13,919	6,356		20,275
Amortization		(962)	(3,652)		(4,614)
Transfers from property, plant and equipment projects and stoppage in progress			6,433		6,433
Other					
Cost			(4)		(4)
Amortization			4		4
Amortization		(7,751)	(32,747)	(22,016)	(62,514)
Net book value	2,058,874	251,615	271,936	179,663	2,762,088
Cost	3,187,678	451,415	874,159	392,180	4,905,432
Accumulated amortization	(1,128,804)	(199,800)	(602,223)	(212,517)	(2,143,344)
Balance as of December 31, 2019	2,058,874	251,615	271,936	179,663	2,762,088
Average annual rates of amortization		4.96%	12.40%	6.00%	

All amounts in thousands, except as otherwise stated

					Parent Company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	251,118	580,683	392,181	4,411,660
Accumulated amortization	(1,128,805)	(163,362)	(449,505)	(168,485)	(1,910,157)
Balance as of December 31, 2017	**2,058,873**	**87,756**	**131,178**	**223,696**	**2,501,503**
Acquisitions			54,070		54,070
Transfers from property, plant and equipment projects and stoppage in progress			(469)		(469)
Amortization		(4,962)	(18,348)	(22,016)	(45,326)
Net book value	2,058,873	82,794	166,431	201,680	2,509,778
Cost	3,187,678	251,118	634,284	392,181	4,465,261
Accumulated amortization	(1,128,805)	(168,324)	(467,853)	(190,501)	(1,955,483)
Balance as of December 31, 2018	**2,058,873**	**82,794**	**166,431**	**201,680**	**2,509,778**
Acquisitions			60,550		60,550
Transfers to property, plant and equipment projects and stoppage in progress			(4,585)		(4,585)
Amortization		(4,962)	(17,585)	(22,016)	(44,563)
Net book value	2,058,873	77,832	204,811	179,664	2,521,180
Cost	3,187,678	251,118	690,249	392,181	4,521,226
Accumulated amortization	(1,128,805)	(173,286)	(485,438)	(212,517)	(2,000,046)
Balance as of December 31, 2019	**2,058,873**	**77,832**	**204,811**	**179,664**	**2,521,180**
Average annual rates of amortization		**4.96%**	**12.40%**	**6.00%**	

The Company adopts the following accounting practice for each class of intangible assets:

(a) Goodwill

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IASB pronouncements and represent the excess of the amount paid over the amount of equity of the companies acquired. Such goodwill was amortized until December 2008. As from 2009, it has been subject to annual impairment tests.

In December 2019, Braskem performed impairment test using the value in use method (discounted cash flow), as shown below:

	Allocated goodwill	Recoverable amount	Book value (i)	CF/Book value
CGU				
Northeastern petrochemical complex	668,132	7,419,077	5,089,451	1.5
Southern petrochemical complex	1,390,741	19,939,991	4,436,980	4.5

(i) The book value includes, in addition to goodwill, tangible and intangible assets with defined useful lives and the working capital of each CGU.

The assumptions adopted to determine the discounted cash flow are described in Note 3.2.3(b). The WACC used was 10.69% p.a. The inflation rate considered for perpetuity was 3.5%.

All amounts in thousands, except as otherwise stated

Given the potential impact on cash flows of the "discount rate" and "perpetuity", Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on discount rate	-0.5% on perpetuity
CGU		
Northeastern petrochemical complex	6,963,603	7,170,636
Southern petrochemical complex	18,472,786	19,091,510

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices and global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, among others.

Prices for key petrochemical products are obtained from projections produced by specialized third party consulting firm, which are reviewed and supplemented based on Management´s experience. Also, final prices take into consideration meetings of specific internal committees and the knowledge of the Company's experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices have gone through a new revision compared to those originally projected by the specialized third party consulting firm.

Similar to for prices, global demand also is contracted from a specific consulting firm and, in the markets where the Company operates more directly, they consider additional variables for the composition of local demand.

(b) Intangible assets with definite useful lives

(b.1) Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have definite useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research are accounted for in profit or loss as they are incurred, and development expenses are capitalized when projects are viable.

(b.2) Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a definite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

All amounts in thousands, except as otherwise stated

(b.3) Software

All software booked has definite useful life estimated between 5 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c) Intangible assets by country

	2019	2018
Brazil	2,521,941	2,510,503
Mexico	193,741	178,261
United States of America	24,313	26,791
Germany	22,077	25,373
Other	16	54
	2,762,088	2,740,982

14 Right-of-use assets and Lease Liability

(a) Right-of-use assets

The Company leases various offices, railars, vessels, pieces of equipment and vehicles. Such leases are negotiated individually and are subject to various terms and conditions.

The right-of-use asset is measured at the cost composed of:

- Amount initially measured of the lease liabilities;
- Any payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Renovation costs.

Changes in right-of-use assets in 2019:

								Consolidated
	2018	Transfer of fixed assets	Initial Adoption 01/01/2019	Addition	Depreciation	Disposal	Foreign currency translation adjustment	2019
Buildings and constructions			207,524	153,771	(27,759)	(122,488)	1,122	212,170
Computer equipment and goods		2,726	4,932	6,179	(1,446)		132	12,523
Machinery and equipment		7,956	526,318	344,928	(136,615)		661	743,248
Ships			906,495	150,670	(191,778)			865,387
Rail cars		87,313	633,492	103,169	(132,728)		54,794	746,040
Vehicles			35,479	1,073	(10,493)		227	26,286
Total		**97,995**	**2,314,240**	**759,790**	**(500,819)**	**(122,488)**	**56,936**	**2,605,654**

								Parent Company
	2018	Transfer of fixed assets	Initial Adoption 01/01/2019	Addition	Depreciation	Disposal	Foreign currency translation adjustment	2019
Buildings and constructions			166,819	54,318	(11,343)	(122,488)		87,306
Computer equipment and goods		2,303	3,781	20,953	(1,120)			25,917
Machinery and equipment			521,052	322,991	(133,325)			710,718
Ships			906,495		(191,778)			714,717
Rail cars								
Vehicles			31,159	646	(8,586)			23,219
Total		**2,303**	**1,629,306**	**398,908**	**(346,152)**	**(122,488)**		**1,561,877**

All amounts in thousands, except as otherwise stated

The expense for the short-term leases recognized in the 12-month period ended December 31, 2019 was R$103,929 in Consolidated and R$100,784 in the Parent Company.

The expense related to low-value leases recognized in the 12-month period ended December 31, 2019 was R$1,070 in the Consolidated and R$537 in the Parent Company.

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for freight cars, which were classified until December 31, 2018 as financial leases, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$50,622 (US$12,559) as of December 31, 2019 and R$48,664 (US$12,559) as of December 31, 2018.

(b) Lease Liability

The lease payments are deducted using the interest rate of the agreement. If this rate cannot be determined, the Company's incremental borrowing rate, which corresponds to the rate the Company would pay to take out any loan with similar term and guarantee, for obtaining a similar asset in a similar economic environment and conditions.

Extension Options

Some leases contains extension options exercisable by the Company. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Changes in lease liability

		2019
	Consolidated	Parent Company
Balance at December 31, 2018	**100.557**	**2.290**
Initial adoption IFRS 16	2.191.908	1.512.884
Balance at January 01, 2019	**2.292.465**	**1.515.174**
Acquired	911.619	544.822
Disposals	(122.488)	(122.488)
Interests and monetary and exchange variations, net	121.061	90.010
Currancy translation adjustments	56.805	
Payments	(454.190)	(310.902)
Interest paid	(128.376)	(94.838)
Balance at December 31, 2019	**2.676.896**	**1.621.778**
Current liability	676.291	447.106
non-current liability	2.000.605	1.174.672
Total	**2.676.896**	**1.621.778**

All amounts in thousands, except as otherwise stated

Payment Schedule

	2019	
	Consolidated	Parent Company
2021	484,956	296,231
2022	421,163	241,662
2023	316,218	206,808
2024	293,363	135,934
2025	177,118	88,706
2026 thereafter	307,787	205,331
Total	**2,000,605**	**1,174,672**

Additional Information

The Company, in the measurement and remeasurement of its right of use and lease, considered the discount to present value of future installments, applying the nominal rate.

As required by Official CVM (Brazilian Security and Exchange Commission) Letter 02/19, for additional disclosure purposes, the Company is required to evaluate the impact of the discount rate with the effect of inflation. The Company calculated the impacts considering the real rate for contracts that envisage inflation adjustments, only observed in the Parent Company.

The incremental (nominal) interest rate used by the Company corresponds to the future market quote obtained on B3 S.A. – Brasil, Bolsa, Balcão ("B3") – based on the DI rate (interest rate used for Interbank Certificates of Deposit – CDI) x Pré rate plus the credit spread published by the Brazilian Financial and Capital Markets Association ("ANBIMA"), for companies with a credit risk rating equal to that of Braskem (currently AAA by Fitch and S&P) less a two *notches* ("credit rating"), in accordance with the term of each agreement.

			Dec. 31, 2019
	Recorded	CVM requirement	Variation
Right-of-use assets	1,479,579	1,537,942	3.94%
Lease liability	(1,539,479)	(1,622,424)	5.39%
Depreciation	346,152	355,213	2.62%

(c) Non-cash investing and financing activity transactions:

Net effect of additions/acquired and disposals of leasing that not affect the cash flow in 2019, in compliance with IFRS 16 / CPC 6 (R2), are: R$ 580,055 in the Consolidated and R$ 369,843 int the Parent Company.

All amounts in thousands, except as otherwise stated

15 Trade account payables

	Note	Consolidated 2019	Consolidated 2018	Parent company 2019	Parent company 2018
Trade payables:					
Domestic market					
Third parties		1,081,076	1,610,391	1,053,680	1,211,863
Related parties	9	155,980	177,175	184,471	199,567
		1,237,056	1,787,566	1,238,151	1,411,430
Foreign market					
Third parties	(i)	7,964,536	6,934,598	402,527	367,136
Related parties	9			7,652,964	6,847,872
		7,964,536	6,934,598	8,055,491	7,215,008
Present value adjustment - foreign market	(ii)	(80,766)	(107,648)	(81,935)	(93,915)
		9,120,826	**8,614,516**	**9,211,707**	**8,532,523**
Current liabilities		9,116,989	8,341,252	9,207,870	8,259,259
Non-current liabilities		3,837	273,264	3,837	273,264
		9,120,826	**8,614,516**	**9,211,707**	**8,532,523**

(i) Considers R$6.5 billion (R$5.6 billion in 2018) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(ii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 day is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

16 Borrowings

(a) Borrowings (i)

	Annual financial charges	Consolidated 2019	Consolidated 2018
Foreign currency			
Bonds	Note 16 (b)	24,583,325	21,930,575
Export prepayment	Note 16 (c)	863,293	810,542
Working capital	Argentine Peso exchange variation		48
Investments	Note 16 (d)	751,376	620,160
Other	Note 16 (e)	1,952,667	1,147,397
Transactions costs		(499,194)	(346,921)
		27,651,467	24,161,801
Current liabilities		676,831	610,922
Non-current liabilities		26,974,636	23,550,879
Total		27,651,467	24,161,801
Local currency			
Export credit notes	100.00 of CDI + 0.70	405,642	406,258
Commercial notes	100.00 of CDI + 0.85	554,307	
BNDES	4.00	19,998	52,081
BNDES	IPCA + 6.04	270,520	
BNB/ FINEP/ FUNDES/FINISA/FINAME	6.01	78,776	239,969
FINAME	TLP + 6.00	324	555
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,582	
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	32,152	37,099
Other	19.14	237	426
Transactions costs		(2,029)	(33)
		1,365,509	736,355
Current liabilities		98,093	126,514
Non-current liabilities		1,267,416	609,841
Total		1,365,509	736,355
Foreign currency and local currency			
Current liabilities		774,924	737,436
Non-current liabilities		28,242,052	24,160,720
Total		29,016,976	24,898,156

	Parent company 2019	Parent company 2018
Foreign currency		
Current liabilities	50,511	6,987
Non-current liabilities	2,242,881	1,544,044
	2,293,392	1,551,031
Local currency		
Current liabilities	95,884	121,145
Non-current liabilities	1,259,028	604,949
	1,354,912	726,094
Foreign currency and local currency		
Current liabilities	146,395	128,132
Non-current liabilities	3,501,908	2,148,993
Total	3,648,303	2,277,125

(i) At December 31, 2109, the Company complied with all covenants.

All amounts in thousands, except as otherwise stated

(b) Bonds

Issue date		Issue amount US$	Maturity	Interest (% per year)	2019	2018
May-2010	(i)	400,000	May-2020	7.00		81,434
May-2010	(i)	350,000	May-2020	7.00		1,370,156
October-2010		450,000	no maturity date	7.38	1,025,428	985,767
April-2011	(i)	750,000	April-2021	5.75		2,676,195
July-2011		500,000	July-2041	7.13	2,078,372	1,997,984
February-2012	(i)	250,000	April-2021	5.75		980,304
February-2012		250,000	no maturity date	7.38	1,025,428	985,767
May-2012	(ii)	500,000	May-2022	5.38	1,175,799	1,954,177
July-2012		250,000	July-2041	7.13	1,039,186	998,992
February-2014		500,000	February-2024	6.45	2,068,790	1,988,773
May-2014		250,000	February-2024	6.45	1,034,395	994,387
October-2017	(iii)	500,000	January-2023	3.50	847,715	1,969,609
October-2017		1,250,000	January-2028	4.50	5,145,440	4,947,030
November-2019	(iv)	1,500,000	January-2030	4.50	6,090,640	
November-2019	(v)	750,000	January-2050	5.88	3,052,132	
Total		**8,450,000**			**24,583,325**	**21,930,575**

(i) Prepaid.
(ii) Partially prepaid (US$210,735).
(iii) Partially prepaid (US$293,105).
(iv) The effective interest rate including transaction costs is 4.70% p.a.
(v) The effective interest rate including transaction costs is 5.95% p.a.

The Company and its subsidiaries may, from time to time, acquire in the secondary market bonds issued by the Company and/or its subsidiaries.

(c) Export pre-payment

Issue date		Initial amount of the transaction (US$ thousand)	Maturity	Charges (% per year)	Consolidated 2019	2018
January-2013	(i)	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10		311,082
September-2017		135,000	March-2017	US dollar exchange variation + semiannual Libor + 1.61	457,712	499,460
October-2019		100,000	October-2024	US dollar exchange variation + semiannual Libor + 1.75	405,581	
Total		**435,000**			**863,293**	**810,542**

(i) Prepaid in November 2019.

All amounts in thousands, except as otherwise stated

(d) Capital raised for construction of new plant in United States

The subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million (R$ 900 million) that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investment in the new PP plant located in La Porte, Texas. The funds will be released in accordance with the progress of the project's construction and the total amount funded is expected to be disbursed by December 30, 2020.

Issue date		Initial amount of the transaction (US$)	Maturity	Charges (% per year)	Consolidated 2019	2018
July-2018	(i)	179,398	December-2028	Us dollar exchange variation + semianual Libor + 0.65	751,376	620,160
Total		179,398			751,376	620,160

(i) US$130,650 released in July 2018, US$13,677 in September 2018, US$13,823 in December 2018, US$7,688 in March 2019, US$6,231 in June 2019, US$4,549 in September 2019 and US$2,780 in December 2019.

(e) Others

Identification	Issue date	Initial amount of the transaction (US$)	Maturity	Charges (% per year)	Consolidated 2019	2018
SACE	(i) November-2018	295,125	November-2028	Us dollar exchange variation + semianual Libor + 0.90	1,073,526	1,147,397
SACE	(i) December-2019	150,000	December-2029	Us dollar exchange variation + semianual Libor + 0.90	605,448	
MONFORTE	(ii) April-2019	72,345	April-2026	Us dollar exchange variation + semianual Libor + 1.00	273,693	
	Total	517,470			1,952,667	1,147,397

(i) Credit facility contracted by the subsidiary Braskem Netherlands B.V. with guarantee from SACE Covered Facility Agreement, an Italian export credit agency.

(ii) Credit facility contracted by Braskem S.A. with a term of 7 years. To consummate this facility, certain assets of the Company's plants were pledged to the financial institution in amount higher than financing.

(f) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated 2019	2018
2020		1,748,531
2021	380,324	3,933,857
2022	1,549,976	2,256,444
2023	1,416,730	2,355,549
2024	4,418,409	3,336,032
2025	369,725	234,270
2026	350,320	234,296
2027	297,382	205,157
2028	5,314,976	5,028,265
2029	71,326	
2030 and thereafter	14,072,884	4,828,319
Total	28,242,052	24,160,720

All amounts in thousands, except as otherwise stated

(g) Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt 2019	Total guaranteed	Guarantees
BNB	March-2023	24,542	24,542	Bank surety
BNDES	January-2021	19,998	19,998	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	15,976	15,976	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	33,783	33,783	Bank surety
FINAME	April-2021	324	324	Pledge of equipment
FINISA	December-2023	4,475	4,475	Bank surety
BNB-FNE	December-2027	5,582	5,582	Bank surety and pledge of reserve liquidity fund.
Other	July-2021	237	237	Pledge of equipment
Total		**104,917**	**104,917**	

17 Braskem Idesa Financing

Identification	Principal amount US$	Maturity	Charges (% per year)		Consolidated 2019	Consolidated 2018
Project finance						
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	(i)	2,149,002	2,335,825
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17		608,260	657,689
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	(ii)	1,849,896	1,983,113
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	(iii)	2,078,545	2,225,042
Project finance V	400,000	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	(iv)		1,326,901
Project finance VI	89,994	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	(iv)		297,158
Project finance VII	533,095	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	(iv)		1,768,389
Total under current liabilities	**3,193,089**				**6,685,703**	**10,594,117**
Bond	**900,000**	November-2029	Us dollar exchange variation + 7.45		**3,640,381**	
Transactions costs					(344,358)	(89,525)
Total					**9,981,726**	**10,504,592**
Current liabilities					744,408	10,504,592
Non-current liabilities					9,237,318	
Total					**9,981,726**	**10,504,592**

(i) Partial prepayment of US$10,344.
(ii) Partial prepayment of US$8,866.
(iii) Partial prepayment of US$12,856.
(iv) Prepaid.

On December 2, 2019, Braskem Idesa issued US$900 million in bonds (R$3,796 million) with maturity in November 2029 and interest rate of 7.45% p.a. The issue was priced at 99.65% of face value, which represents a yield of 7.5% p.a.

The transaction costs associated with the bond issue, in the amount of approximately US$71 million (R$299 million) were registered initially as a reduction in liabilities, so the debt is amortized over the term of the agreement by its effective interest rate (8.24% p.a.).

The proceeds from the issue were used to fully settle or to partially prepay of installments of the Project Finance debt contracted for the capital expenditures in the Braskem Idesa petrochemical complex.

All amounts in thousands, except as otherwise stated

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

On the reporting date of the financial statements of December 31, 2018, certain non-monetary obligations established in the contracts remained unfulfilled. As a result, the Company continued to classify to current liabilities the entire balance of the loan, in the amount of R$9,554,476, in compliance with CPC 26 standard and its corresponding standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

On October 9, 2019, a Waivers & Consent package was approved by the Intercreditor Agend on behalf of the Lenders, thus extending the dates for achieving the Guaranteed Physical Completion Date from November 30, 2016 to December 31, 2020 and the Guaranteed Financial Completion Date from December 31, 2016 to December 31, 2020. The approval of the Waivers & Consent package allows Braskem Idesa to reclassify the Senior Debt from current to non-current liabilities.

The following amortization schedule presents the original long-term maturities on December 31, 2019. In 2018, part of the debt was presented in current liabilities, with early maturities arising from the aforementioned breach of contractual obligations:

		Consolidated
	2019	2018
2020		1,016,916
2021	800,752	1,161,108
2022	699,090	968,519
2023	892,568	1,280,154
2024	978,479	1,385,087
2025	883,333	1,381,192
2026	743,566	1,194,964
2027	329,718	582,393
2028	257,117	482,038
2029 and thereafter	3,652,695	102,105
Total	**9,237,318**	**9,554,476**

All amounts in thousands, except as otherwise stated

18 Debentures

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	2019	2018
March-2013	DAC	Single	March-2025	IPCA + 6%	202,992	210,506
September-2013	Cetrel	Single	September-2025	126.5% of CDI	71,575	84,003
					274,567	**294,509**
Current liabilities					46,666	27,732
Non-current liabilities					227,901	266,777
Total					**274,567**	**294,509**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

	Consolidated	
	2019	**2018**
2020		44,811
2021	52,078	50,722
2022	52,100	50,745
2023	52,125	50,769
2024	52,153	50,796
2025	19,445	18,934
Total	**227,901**	**266,777**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated
							Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Lease	Dividends	Other financial liabilities
Balance at December 31, 2018	**24,898,156**	**294,509**	**25,192,665**	**10,504,592**	**100,557**	**672,395**	
Acquired	20,586,103		20,586,103	3,497,622			499,999
Payments	(17,402,284)	(23,125)	(17,425,409)	(4,398,453)	(454,190)	(668,904)	
Cash used in financing activities	**3,183,819**	**(23,125)**	**3,160,694**	**(900,831)**	**(454,190)**	**(668,904)**	**499,999**
Other changes							
Interest paid	(1,440,754)	(22,488)	(1,463,242)	(646,827)	(128,376)		
Interest and monetary and exchange variations, net	2,292,120	25,671	2,317,791	203,450	121,061		16,934
Initial adoption on January 1, 2019					2,191,908		
Acquired					911,619		
Disposal					(122,488)		
Currency translation adjustments	83,635		83,635	821,342	56,805		
Additional dividends of subsidiary						5,125	
Prescribed dividends						(2,009)	
Other						(105)	
	935,001	**3,183**	**938,184**	**377,965**	**3,030,529**	**3,011**	**16,934**
Balance at December 31, 2019	**29,016,976**	**274,567**	**29,291,543**	**9,981,726**	**2,676,896**	**6,502**	**516,933**

20 Financial instruments

(a) Recognition and initial measurement

The Company adopted CPC 48 / IFRS 9 - Financial Instruments to replace IAS 39 - Financial Instruments: Recognition and Measurement on January 1, 2018. The changes made to the Company's accounting policies are described below, as well as their impacts on the financial statements.

(b) Classification and subsequent measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortised cost; fair value through other comprehensive income (FVOCI) – debt investment; FVOCI – equity investment; or fair value through profit or loss (FVTPL). The standard eliminates the following categories that exist under IAS 39: held to maturity, held for trading, loans and receivables and available for sale.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

(i) It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

(i) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

Financial assets – Subsequent measurement and gains and losses

For subsequent measurement purposes, financial assets are classified into four categories:
(i) Financial assets at amortized cost (debt instruments);
(ii) Financial assets at fair value through other comprehensive income with reclassification of accumulated gains and losses (debt instruments);
(iii) Financial assets designated at fair value through other comprehensive income, without reclassification of gains and losses accumulated at the time of derecognition (equity instruments); and
(iv) Financial assets at fair value through profit or loss.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

(c) Derecognition

Financial Asset

The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognised.

Financial Liabilities

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

(d) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

(e) Deratives financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognised in profit or loss.

The Company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates and certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedge

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in OCI and accumulated in the hedging reserve.

The effective portion of changes in the fair value of the derivative that is recognised in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

20.1 Fair Value

(a) Fair value calculation

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm's length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as fair value through profit and loss or as fair value through other comprehensive income are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) Trade accounts receivable and trade payables, mostly classified as amortized cost, corresponds to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii) The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv) The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount.

(b) Fair value hierarchy

The Company adopts CPC 40 and IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

All amounts in thousands, except as otherwise stated

20.2 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value 2019	Book value 2018	Fair value 2019	Fair value 2018
Cash and cash equivalents	5						
Cash and banks		Amortized cost		2,303,231	2,228,964	2,303,231	2,228,964
Financial investments in Brazil		Fair value through profit or loss	Level 2	1,963,185	1,754,561	1,963,185	1,754,561
Financial investments abroad		Fair value through profit or loss	Level 2	2,537,464	1,564,112	2,537,464	1,564,112
				6,803,880	**5,547,637**	**6,803,880**	**5,547,637**
Financial investments	6						
LFT's and LF's		Fair value through profit or loss	Level 2	1,588,426	2,247,272	1,588,426	2,247,272
Time deposit investments		Amortized cost	Level 2	38,759	49,630	38,759	49,630
Other		Fair value through profit or loss	Level 2	70,027	70,709	70,027	70,709
				1,697,212	**2,367,611**	**1,697,212**	**2,367,611**
Trade accounts receivable	7	Amortized cost		**2,246,248**	**3,045,463**	**2,246,248**	**3,045,463**
Trade accounts receivable	7	Fair value through profit or loss	Level 2	**60,403**	**47,540**	**60,403**	**47,540**
Trade payables	15	Amortized cost		**9,120,826**	**8,614,516**	**9,120,826**	**8,614,516**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	24,583,325	21,930,575	25,790,532	22,028,040
Foreign currency - other borrowings			Level 2	3,567,336	2,578,147	3,218,410	2,277,069
Local currency			Level 2	1,367,538	736,388	1,075,803	598,926
				29,518,199	**25,245,110**	**30,084,745**	**24,904,035**
Braskem Idesa borrowings	17	Amortized cost					
Project Finance			Level 2	6,685,703	10,594,117	6,116,434	9,367,878
Bond			Level 1	3,640,381		3,892,878	
				10,326,084	**10,594,117**	**10,009,312**	**9,367,878**
Debentures	18	Amortized cost	Level 2	**274,567**	**294,509**	**293,282**	**239,976**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**2,395,887**	**2,183,830**	**2,395,887**	**2,183,830**
Leniency agreement	25	Amortized cost		**1,742,268**	**1,443,002**	**1,742,268**	**1,443,002**
Provision - geological event in Alagoas	26	Amortized cost		**3,383,067**		**3,383,067**	
Other financial liabilities	28	Amortized cost		**516,933**		**516,933**	

All amounts in thousands, except as otherwise stated

20.3 Derivative financial instruments

20.3.1 Changes

			Operation characteristics						
Identification	Note	Fair value hierarchy	Principal exposure	Derivatives	Accumulated OCI (equity)	Net (Asset)/ Liability 2018	Change in fair value	Financial settlement	Net (Asset)/ Liability 2019
Non-hedge accounting transactions									
Exchange swap		Level 2	Argentine peso	Dollar		517	172	(393)	296
NCE swap		Level 2	Real	Dollar		5,231	14,484	5,889	25,604
						5,748	14,656	5,496	25,900
Hedge accounting transactions									
Dollar put option	(a.i)	Level 2	Real	Dollar	2,297	36,139	(38,437)		(2,298)
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates	(38,620)	183,398	(64,133)	(80,645)	38,620
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates	(234,372)	(67,664)	77,998	16,373	26,707
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates	(107,246)		107,246		107,246
					(377,941)	151,873	82,674	(64,272)	170,275
Derivatives									
Current assets						(27,714)			(4,712)
Non-current assets						(46,664)			(17,877)
Current liabilities						70,305			49,251
Non-current liabilities						161,694			169,513
						157,621			196,175

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, and are necessarily classified as "fair value through profit and loss".

All hedge financial instruments held at December 31, 2019 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad.

Braskem's Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with CPC 48 and IFRS 9. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under "Other comprehensive income". These amounts are transferred to profit and loss for the periods in which the hedged

All amounts in thousands, except as otherwise stated

item affects the financial results. The ineffective portion is recognized immediately in profit and loss as "Financial result."

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit and loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On December 31, 2019, Braskem held a total notional amount of put options of R$1.9 billion, with an average strike price of 3.55 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.4 billion, with an average strike price of R$/US$4.88. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 will be subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment.

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net 2019	2018
Swap Libor I to VI	761,153	1.9825%	Aug-2025	26,707	(67,664)
Total	**761,153**			**26,707**	**(67,664)**
Derivatives					
Current assets					(21,000)
Non-Current assets					(46,664)
Current liabilities				5,768	
Non-Current liabilities				20,939	
Total				**26,707**	**(67,664)**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 16. This hedge operation shares the same guarantees with the Project Finance.

All amounts in thousands, except as otherwise stated

20.4 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1: R$2.0017. In addition to this hedge accounting, on October 10, 2017, Braskem S.A. designated new financial instruments for the hedging of future sales, which mature in 2028. The hedged exchange rate was US$1: R$3.1688. The main actions carried out in 2019 are detailed below:

- February 2, 2019: Designation of US$0.2 billion of future sales with maturity in 2025 (hedged exchange rate of US$1: R$3.6694).
- May 2, 2019: Designation of US$0.2 billion of future sales with maturity in 2025 (hedged exchange rate of US$1: R$3.9650).
- November 1, 2019: Discontinuation of hedge accounting of U$$1.6 billion of flows between 2021 and 2023 (discontinuation rate of US$1: R$3.9786).
- November 1, 2019: Designation of US$1.8 billion of future sales with maturity between 2030 and 2032 (hedged exchange rate of US$1: R$3.9786).
- December 31, 2019: Designation of US$1.8 billion of future sales with maturity between 2051 and 2053 (hedged exchange rate of US$1: R$4.0307).

Therefore, on December 31, 2019, exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2020	724,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800.000
2031	800.000
2032	200.000
2051	800.000
2052	800.000
2053	200.000
	7,198,854

All amounts in thousands, except as otherwise stated

The following table shows the changes in financial instruments designated for this hedge in the year:

				US$
	2018	Hedge discontinued	Designations	2019
Designated balance	5,550,205	(2,351,351)	4,000,000	7,198,854

The Company considers these exports in the selected period (2020/2053) as highly probable, based on the following factors:

- In recent years, Braskem S.A. exported an average US$3.1 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
- Hedged exports represent between 20% and 30% of the export flows planned by the Company.

The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

On December 31, 2019, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

	Total nominal value US$
2020	724,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	200,000
2051	800,000
2052	800,000
2053	200,000
	7,198,854

The following table provides the balance of discontinued hedge accounting in the year ended December 31, 2019 (US$1,617,371), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - Fourth quarter 2019	1,617,371	2.0017	3.9786	3,197,381
	1,617,371			3,197,381

All amounts in thousands, except as otherwise stated

In order to maintain consistency between the parent company's results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or replace these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IFRS 9 and CPC 48. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the 12-month period ended December 31, 2019:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	150,000	2.0017	3.7448	261,465
Second quarter	183,495	2.0017	3.9043	349,118
Third quarter	183,495	2.0017	3.7734	325,098
Fourth quarter	216,990	2.0017	4.0729	449,430
	733,980			**1,385,111**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2018	**(8,937,217)**	**3,038,653**	**(5,898,564)**
Exchange variation recorded in the period on OCI / IR and CSL	(856,068)	291,063	(565,005)
Exchange variation transferred to profit or loss / IR and CSL	1,385,121	(470,941)	914,180
At December 31, 2019	**(8,408,164)**	**2,858,775**	**(5,549,389)**

The realizations expected for 2020 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in "Other comprehensive income" will be recycled to the financial results. For all quarters of the year, realizations will be made at the discounted cash flow rates. The quarterly schedule of hedged exports in the next quarter of 2020 follows:

	Total nominal value US$
First quarter	181,000
Second quarter	181,000
Third quarter	181,000
Fourth quarter	181,000
	724,000

All amounts in thousands, except as otherwise stated

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project's lenders in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

- In Mexico, domestic sales can be made in U.S. dollar. In 2016, the company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
- The hedged flow corresponds to less than 35% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probably nature of the designated cash flow.
- The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 17). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

As of December 31, 2019, designated and unrealized sales were as follows:

	Nominal value US$
2020	179,982
2021	208,901
2022	183,300
2023	230,967
2024	251,869
2025	227,716
2026	192,592
2027	89,963
2028	71,898
2029	15,219
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,552,407

All amounts in thousands, except as otherwise stated

The following table shows the changes in financial instruments designated for this hedge in the year:

					US$
	2018	Discontinued hedge	Realizated discontinued hedge	New designations	2019
Designated balance	2,708,856	(1,056,869)	420	900,000	2,552,407

In 2019, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2020	179,982
2021	208,901
2022	183,300
2023	230,967
2024	251,869
2025	227,716
2026	192,592
2027	89,963
2028	71,898
2029	15,219
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,552,407

The following table provides the amounts of hedge accounting discontinued in the year ended December 31, 2019 (US$838,596), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May-2016	10,996	13.4541	17.9915	49,893	10,647
Hedge discontinued in Dec-2019	795,533	13.6663	19.6113	4,729,441	1,009,263
Hedge discontinued in Dec-2019	32,066	13.4541	19.3247	188,247	40,172
	838,595			4,967,581	1,060,082

All amounts in thousands, except as otherwise stated

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated for this hedge in the year ended December 31, 2019:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	56,383	13.6544	19.2153	313,540	60,811
Second quarter	56,383	13.6544	19.0768	305,731	63,995
Third quarter	57,629	13.6547	19.6178	343,647	70,181
Fourth quarter	58,875	13.6549	19.3564	335,676	72,159
	229,270			1,298,594	267,146

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2018	**(3,292,388)**	**988,451**	**(2,303,937)**
Exchange variation recorded in the period on OCI / IR	464,806	(139,442)	325,364
Exchange variation transferred to profit or loss / IR	267,146	(80,144)	187,002
At December 31, 2019	**(2,560,436)**	**768,865**	**(1,791,571)**

Effectiveness tests were conducted as set forth in CPC 48 / IFRS 9 and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Pesos.

The realizations expected for 2020 will occur in accordance with the payments under the project finance, and the exchange variation recorded in "Other comprehensive income" will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2020:

	Nominal value US$
First quarter	61,369
Second quarter	65,612
Third quarter	69,855
Fourth quarter	69,855
	266,691

All amounts in thousands, except as otherwise stated

20.5 Credit quality of financial assets

(a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2019 and 2018, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			2019	2018
1	Minimal Risk		74.23	67.50
2	Low Risk		14.89	18.60
3	Medium Risk		7.82	7.61
4	High Risk		1.06	5.02
5	Very High Risk	(i)	1.99	1.27

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months	
	Domestic market	Export market
December 31, 2019	0.05%	0.17%
December 31, 2018	0.08%	0.45%
December 31, 2017	0.08%	0.19%

This calculation considers the amount of accounts receivable overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		2019	2018
Financial assets with risk assessment			
AAA		5,475,075	4,294,100
AA+		109,933	1,175,098
AA			79,136
AA-		1,458,424	1,076
A+		159,848	1,103,647
A		121,132	165,899
A-		1,171,746	169,580
BBB+			917,541
BB+			252
BB-			29
		8,496,158	7,906,358
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	4,934	8,890
		4,934	8,890
Total		**8,501,092**	**7,915,248**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

20.6 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2019, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian real exchange rate;
- Mexican peso/Brazilian real exchange rate;
- Euro/Brazilian real exchange rate;
- U.S. dollar/Euro exchange rate;
- Libor floating interest rate;
- Selic interest rate;
- CDI interest rate;
- TJLP interest rate; and
- IPCA interest rate.

All amounts in thousands, except as otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from December 31, 2019, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$15,885 for put options and call options (Note 20.3.1 (a.i)), US$4,456 for the swap of Libor related to Braskem Idesa project, US$32,646 for Dollar swap (Note 20.3.1(a.ii)) and US$8,226 for NCE swap.

(c) Selection of scenarios

(c.1) Probable scenario

The *Focus* Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 31, 2019. According to the Market Readout, at the end of 2020, the U.S. dollar will remain at approximately R$4.08, while the Selic rate should remain at 4.50% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is remaining at the current level of 5.09%.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the average projection of the U.S. Federal Reserve for the Federal Funds rate was used, published in December 2019, plus the historical difference between such rate and Libor. For adverse scenarios, increases of 25% and 50% from current market levels were adopted.

All amounts in thousands, except as otherwise stated

(c.2) Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

			Gain (losses)
Instrument / Sensitivity	**Probable**	**Possible adverse (25%)**	**Extreme adverse (50%)**
Brazilian real/U.S. dollar exchange rate			
Bonds	(345,206)	(7,055,927)	(14,111,853)
Braskem Idesa borrowings	(81,773)	(1,671,426)	(3,342,851)
Export prepayments	(10,559)	(215,823)	(431,647)
Investments	(9,190)	(187,844)	(375,688)
SACE	(20,536)	(419,744)	(839,487)
Dollar put option	(9,931)	(478,958)	(1,685,285)
Dollar swap	(4,033)	(82,372)	(164,742)
Swap NCE	(5,271)	(107,743)	(215,486)
Dollar swap x CDI	(16,809)	(345,832)	(691,949)
Financial investments abroad	(45,323)	(926,395)	(1,852,791)
Libor floating interest rate			
Export prepayments	(7,625)	(38,124)	(76,248)
Swaps	(5,730)	37,283	73,854
Braskem Idesa borrowings	(89,189)	(445,944)	(891,887)
CDI interest rate			
Export credit notes	12,982	(20,906)	(41,331)
Debentures	5,778	(6,495)	(13,154)
Financial investments in local currency		41,830	83,679
IPCA interest rate			
Debentures	11,644	(18,569)	(37,943)
TLP interest rate			
FINAME		(4)	(7)
Selic interest rate			
Leniency agreement		(53,042)	(106,946)

All amounts in thousands, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	2019	Dec/2018	2019	Dec/2018
Brazil				
IPI	58,945	64,672	58,945	64,672
ICMS	184,728	239,126	181,188	234,313
PIS and COFINS	150,664	145,090	147,867	143,750
Other	37,857	36,454	35,925	34,974
Other countries				
Value-added tax	11,933	7,482		
Other	8,112	25,085		
Total	**452,239**	**517,909**	**423,925**	**477,709**
Current liabilities	322,886	432,005	294,572	392,573
Non-current liabilities	129,353	85,904	129,353	85,136
Total	**452,239**	**517,909**	**423,925**	**477,709**

22 Income tax ("IR") and social contribution ("CSL")

(a) Reconciliation of the effects of income tax and social contribution on profit and loss

		Consolidated		Parent company	
		2019	2018	2019	2018
Income (loss) before IR and CSL		**(4,802,969)**	**3,652,501**	**(4,889,818)**	**3,001,188**
IR and CSL at the rate of 34%		1,633,009	(1,241,850)	1,662,538	(1,020,404)
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		3,469	(302)	739,486	941,576
Thin capitalization		(221,337)		(221,337)	
Difference of rate applicable to each country	(i)	293,647	468,129		
Fine in leniency agreement		(142,530)		(142,530)	
Other permanent adjustments		339,738	28,732	54,091	(55,685)
Effect of IR and CSL on results of operations		**1,905,996**	**(745,291)**	**2,092,248**	**(134,513)**
Breakdown of IR and CSL:					
Current IR and CSL expense					
Current year		(251,641)	(512,951)	(180)	(1,105)
Changes in estimates related to prior years		22,696	3,177	22,696	3,177
		(228,945)	**(509,774)**	**22,516**	**2,072**
Deferred IR and CSL expense					
Origination and reversal of temporary differences		2,005,827	(378,286)	2,069,732	(136,585)
Tax losses (IR) and negative base (CSL)		129,114	142,769		
		2,134,941	**(235,517)**	**2,069,732**	**(136,585)**
Total		**1,905,996**	**(745,291)**	**2,092,248**	**(134,513)**
Effective rate		**39.7%**	**20.4%**	**42.8%**	**4.5%**

All amounts in thousands, except as otherwise stated

(i) Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

		Official rate - %
	Headquarters (Country)	2019
Braskem Alemanha	Germany	31.18
Braskem America e Braskem America Finance	USA	21.00
Braskem Argentina	Argentina	30.00
Braskem Chile	Chile	27.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México Braskem México Serviços and Braskem México Proyectos	Mexico	30.00

(b) Deferred income tax and social contribution

Deferred income taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

(b.i) Changes in balances of deferred tax assets and liabilities

								Consolidated
Assets	As of December 31, 2017	Impact on the P&L	Impact on the equity	As of December 31, 2018	Impact on the P&L	Other comprehensive income	Other	As of December 31, 2019
Tax losses (IR) and negative base (CSL)	1,878,809	142,769		2,021,578	129,114			2,150,692
Goodwill amortized	59,335	(20,053)		39,282	(17,605)			21,677
Exchange variations	388,293	(348,334)		39,959	1,092,392			1,132,351
Temporary adjustments (i)	220,954	637,890		858,844	1,498,423			2,357,267
Business combination	183,785	(24,213)		159,572	(74,033)			85,539
Tax credits		176,290		176,290	110,080		(236,537)	49,833
Other					62,288			62,288
	2,731,176	564,349		3,295,525	2,800,659		(236,537)	5,859,647
Liabilities								
Amortization of goodwill based on future profitability	712,873	10,463		723,336	(651)			722,685
Tax depreciation	968,389	49,710		1,018,099	893,115			1,911,214
Temporary adjustments	223,635	44,878		268,513	155,887			424,400
Business combination	9,664	(8,362)		1,302				1,302
Present value adjustment and amortized cost	67,072	(9,905)		57,167	(45,891)			11,276
Hedge accounting		700,351	(700,351)		(419,269)	419,269		
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	519,623	(75,548)		444,075	(50,302)			393,773
Long term incentive plan - LTI		(2,072)	2,072		(5,843)	5,843		
Health care					43,734	(43,734)		
Other	4,273	90,351	(90,841)	3,783	94,938	(93,284)		5,437
	2,505,529	799,866	(789,120)	2,516,275	665,718	288,094		3,470,087
Net	225,647	(235,517)	789,120	779,250	2,134,941	(288,094)	(236,537)	2,389,560
Presentation in the balance sheet:								
Non-current assets	1,165,726			1,104,158				2,662,596
(-) Non-current liabilities	940,079			324,908				273,036

(i) Temporary adjustments refers to the provision for geological events in Alagoas, contingencies, impairment of assets, among other provisions.

All amounts in thousands, except as otherwise stated

								Parent Company
Assets	As of December 31, 2017	Impact on the P&L	Impact on the equity	As of December 31, 2018	Impact on the P&L	Other comprehensive income	Other	As of December 31, 2019
Tax losses (IR) and negative base (CSL)	58,421			58,421				58,421
Goodwill amortized	3,916	(364)		3,552	(364)			3,188
Exchange variations	388,293	536,051		924,344	208,007			1,132,351
Temporary adjustments (i)	922,422	(49,686)		872,736	1,445,507			2,318,243
Business combination	183,785	(35,796)		147,989	(62,450)			85,539
Tax credits		176,290		176,290	110,080		(236,537)	49,833
Other					31,972			31,972
	1,556,837	**626,495**		**2,183,332**	**1,732,752**		**(236,537)**	**3,679,547**
Liabilities								
Amortization of goodwill based on future profitability	712,873	2,695		715,568				715,568
Tax depreciation	968,389	49,710		1,018,099	(71,404)			946,695
Business combination	1,302			1,302				1,302
Present value adjustment and amortized cost	67,072	(9,905)		57,167	(45,891)			11,276
Hedge accounting		798,055	(798,055)		(207,274)	207,274		
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	519,623	(75,548)		444,075	(50,302)			393,773
Long term incentive plan - LTI		(2,072)	2,072		(5,843)	5,843		
Health care					43,734	(43,734)		
Other	3,516	145	(145)	3,516				3,516
	2,272,775	**763,080**	**(796,128)**	2,239,727	**(336,980)**	**169,383**		2,072,130
Net	(715,938)	(136,585)	796,128	(56,395)	2,069,732	(169,383)	(236,537)	1,607,417

(i) Temporary adjustments refers to the provision for geological events in Alagoas, contingencies, impairment of assets, among other provisions.

(b.ii) Offset for the purpose of presentation in the balance sheet (consolidated)

				2019
	Headquarters (Country)	**Tax calculation**	**IR and CSL Offsetting**	**Balance**
Assets				
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)	
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	**(3,197,051)**	**2,662,596**
Liabilities				
Braskem S.A	Brazil	2,072,130	(2,072,130)	
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)	
Cetrel	Brazil	5,846	(5,846)	
DAC	Brazil	1,272	(1,272)	
		3,470,087	**(3,197,051)**	**273,036**

All amounts in thousands, except as otherwise stated

				2018
	Headquarters (Country)	Tax calculation	IR and CSL Offsetting	Balance
Assets				
Braskem S.A.	Brazil	2,183,332	(2,183,332)	
Braskem Argentina	Argentina	11,337		11,337
Braskem Alemanha	Germany	11,251		11,251
Braskem Chile	Chile	308	(268)	40
Braskem Idesa	Mexico	980,762		980,762
Braskem México Serviços	Mexico	9,409		9,409
Cetrel	Brazil	26,478	(6,645)	19,833
DAC	Brazil	72,648	(1,122)	71,526
		3,295,525	**(2,191,367)**	**1,104,158**
Liabilities				
Braskem S.A	Brazil	2,239,727	(2,183,332)	56,395
Braskem America	USA	268,513		268,513
Braskem Chile	Chile	268	(268)	
Cetrel	Brazil	6,645	(6,645)	
DAC	Brazil	1,122	(1,122)	
		2,516,275	**(2,191,367)**	**324,908**

All amounts in thousands, except as otherwise stated

(c) Realization of deferred income tax and social contribution

Assets	Note	Balance at December 31, 2019	2020	2021	2022	2023	2024	2025 to 2027	2028 thereafter
									Consolidated
									Realization
Tax losses (IR) and negative base (CSL)	(i)	2,150,692	166,865	287,200	200,515	219,314	449,772	818,425	8,601
Goodwill amortized		21,677	2,223	2,223	2,223	2,223	2,223	2,224	8,338
Exchange variations	(ii)	1,132,351	107,843	107,843	107,843	107,843	166,325	387,626	147,028
Temporary adjustments	(iii)	2,357,267	536,934	660,491	113,454	66,930	495,380	484,078	
Business combination	(iv)	85,539	28,510	28,510	28,510				9
Tax credits	(v)	49,833	35,746	14,087					
Other		62,288							62,288
		5,859,647	**878,121**	**1,100,354**	**452,545**	**396,310**	**1,113,700**	**1,692,353**	**226,264**
Liabilities									
Amortization of goodwill based on future profitability	(vi)	722,685							722,685
Tax depreciation	(vii)	1,911,214	135,128	135,128	135,128	135,128	135,128	135,128	1,100,446
Business combination	(ix)	1,302							1,302
Present value adjustment and amortized cost	(x)	11,276	6,959	4,317					
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		393,773	44,825	44,825	44,825	44,825	44,825	44,825	124,823
Other		5,437							5,437
		3,470,087	**283,581**	**303,184**	**200,379**	**192,003**	**269,141**	**267,106**	**1,954,693**
Net		**2,389,560**	**594,540**	**797,170**	**252,166**	**204,307**	**844,559**	**1,425,247**	**(1,728,429)**

Assets	Note	Balance at December 31, 2019	2020	2021	2022	2023	2024	2025 to 2027	2028 thereafter
									Parent company
									Realization
Tax losses (IR) and negative base (CSL)	(i)	58,421		58,421					
Goodwill amortized		3,188	327	327	327	327	327	1,553	
Exchange variations	(ii)	1,132,351	107,843	97,572	88,279	79,872	111,454	647,331	
Temporary adjustments	(iii)	2,318,243	528,045	649,556	111,576	65,822	487,179	476,065	
Business combination	(iv)	85,539	28,510	28,510	28,519				
Tax credits	(v)	49,833	35,746	14,087					
Other		31,972							31,972
		3,679,547	**700,471**	**848,473**	**228,701**	**146,021**	**598,960**	**1,124,949**	**31,972**
Liabilities									
Amortization of goodwill based on future profitability	(vi)	715,568							715,568
Tax depreciation	(vii)	946,695	66,934	66,934	66,934	66,934	66,934	66,934	545,091
Business combination	(ix)	1,302							1,302
Present value adjustment and amortized cost	(x)	11,276	6,959	4,317					
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		393,773	44,825	44,825	44,825	44,825	44,825	44,825	124,823
Other		3,516							3,516
		2,072,130	**118,718**	**116,076**	**111,759**	**111,759**	**111,759**	**111,759**	**1,390,300**
Net		**1,607,417**	**581,753**	**732,397**	**116,942**	**34,262**	**487,201**	**1,013,190**	**(1,358,328)**

All amounts in thousands, except as otherwise stated

Basis for constitution and realization:

(i) In Brazil, the use of tax losses is limited to 30% of the taxable profit for the year; however, the balance does not expire. Meanwhile, in Mexico there is no limit on the amount that can be used in the year; however, the tax losses expire in 10 years. The realization of Tax Losses in the consolidated results consider the taxable profit expected by the company over a 10-year horizon. For the parent company, this realization is associated with the completion of administrative processes related to years in which such tax losses were sustained.
(ii) In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in the recognition of deferred IR and CSL.
(iii) Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods. For 2019, the provisioning of expenses with contingencies and damages in Alagoas produced a material impact.
(iv) Refers to: tax-related goodwill and contingencies recognized from business combinations. Tax realization of goodwill occurs upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v) Tax credits arising from the balance of tax paid on profit abroad and the worker's food program.
(vi) Goodwill for the future profitability of the merged companies is not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill due to impairment or upon divestment.
(vii) For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(viii) Provisions whose taxation will occur in subsequent periods.
(ix) Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(x) Additional adjustment, upon adoption of Law 11,637/07, of property, plant and equipment, whose tax realization is based on the depreciation of assets, as well as adjustment to present value of assets and liabilities overdue more than 89 days.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.2.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the deferred tax that will not be recovered is written off.

23 Sundry provisions

	Consolidated		Parent company	
	2019	2018	2019	2018
Provision for customers rebates	84.110	88.026	22.536	33.914
Provision for environmental damages	365.155	307.546	362.074	307.546
Other	55.941	28.970	31.258	3.871
Total	**505.206**	**424.542**	**415.868**	**345.331**
Current liabilities	203.134	191.536	141.319	137.424
Non-current liabilities	302.072	233.006	274.549	207.907
Total	**505.206**	**424.542**	**415.868**	**345.331**

(a) Client bonus

Some sales agreements of Braskem provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

All amounts in thousands, except as otherwise stated

(b) Provision for environmental damages

Braskem has a provision for environmental damages in some of its industrial plants. The amount provisioned corresponds to the best estimate of the expenses required to repair the damages.

(c) Changes in provisions

				Consolidated
	Bonus	Recovery of environmental damage	Other	Total
December 31, 2017	**87,913**	**300,249**	**25,510**	**413,672**
Additions, inflation adjustments and exchange variation, net	104,431	89,395	8,593	202,419
Write-offs through usage and payments	(104,318)	(82,098)	(5,133)	(191,549)
December 31, 2018	**88,026**	**307,546**	**28,970**	**424,542**
Additions, inflation adjustments and exchange variation, net	74,299	144,617	34,194	253,110
Write-offs through usage and payments	(78,215)	(87,008)	(7,223)	(172,446)
December 31, 2019	**84,110**	**365,155**	**55,941**	**505,206**

				Parent company
	Bonus	Recovery of environmental damage	Other	Total
December 31, 2017	**34,367**	**300,249**	**3,832**	**338,448**
Additions, inflation adjustments and exchange variation, net	46,567	89,395	4,878	140,840
Write-offs through usage and payments	(47,020)	(82,098)	(4,839)	(133,957)
December 31, 2018	**33,914**	**307,546**	**3,871**	**345,331**
Additions, inflation adjustments and exchange variation, net	47,844	141,536	31,698	221,078
Write-offs through usage and payments	(59,222)	(87,008)	(4,311)	(150,541)
December 31, 2019	**22,536**	**362,074**	**31,258**	**415,868**

All amounts in thousands, except as otherwise stated

24 Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.2.4. Proceedings assessed as having a possible chance of loss are not provisioned for.

In addition, Braskem also is a plaintiff to several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable, see note 10.c. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

24.1 Claims with probable chance of loss and contingent liabilities arising from business combinations

		Consolidated		Parent company	
		2019	2018	2019	2018
Labor claims	(a)	315,437	177,751	312,148	173,249
Tax claims	(b)				
Normal operations					
IR and CSL		22,284	20,717	22,284	20,717
PIS and COFINS	(i)	196,356	156,796	196,356	156,796
ICMS		70,645	64,468	70,645	64,468
Other tax claims		18,475	23,237	14,837	18,991
		307,760	265,218	304,122	260,972
Business Combination					
IR and CSL		3,581	1,500	3,581	1,500
PIS and COFINS	(ii)	63,291	59,739	63,291	59,739
ICMS - interstate purchases	(iii)	297,456	280,622	297,456	280,622
		364,328	341,861	364,328	341,861
Corporate claims	(c)	118,485	111,049	118,485	111,049
Civil claims and other		45,514	69,438	43,145	67,407
		1,151,524	965,317	1,142,228	954,538

(a) Labor claims

The provision on December 31, 2019 is related to 604 labor claims, including occupational health and security cases (477 in 2018). The Management of Braskem, based on its assessment and of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

All amounts in thousands, except as otherwise stated

(b) Tax claims

On December 31, 2019, the main claims are the following:

(i) Non-cumulative PIS and COFINS

The Company is charged amounts arising from the compensation of Non-Cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

- Offsetting Statements ("DCOMPs"), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions ("DACONs");
- freight expenses: not associated with sales operations and/or operations without proven association and contracted in the country, but concerning imported products;
- credits arising from the acquisition of property, plant and equipment mostly related to acquired companies, whose documentation was not found;
- taxation of taxable revenues incorrectly classified as tax exempt, subject to zero tax rate or not taxed.

On December 31, 2019, the balance of this provision was R$193,139 (R$154,673 in 2018).

The Management of Braskem, based on its assessment and of its external legal advisors, after considering the precedents on the matters at the Administrative Council of Tax Appeals ("CARF"), assessed that the disputes related to such matters have a probable likelihood of loss and estimated the conclusion of administrative procedures in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii) PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many claims, such as:

- Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;
- Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;
- Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and
- Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

All amounts in thousands, except as otherwise stated

On December 31, 2019, the balance of this provision was R$63,291 (R$59,739 in 2018).

The Management of Braskem, based on its assessment and of its external legal advisors, assessed that the disputes related to the highlighted matters have a likelihood of loss greater than 50%, estimated the conclusion of administrative proceedings in 2023 and of court decisions in 2030.

Guarantees were offered for these claims in the form of bank guarantee and finished products, which, together, cover the amount of court claims.

(iii) ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of allegedly committing the following violations:

- Undue use of ICMS tax credits (i) in the amount of R$53,478, in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, due to the recording of credits indicated on the invoices for the sale of "acrylonitrile," issued by Acrinor Acrilonitrila do Nordeste S/A; (ii) in the amount of R$1,581, in the period from December 2004 to August 2005, arising from the undue recording of credits on invoices for the sale of methyl acrylate, issued by Proquigel Química S/A; and (iii) in the amount of R$3,105, in the period from August 2004 to November 2005, arising from the undue recording of credits in invoices for the sale of methyl methacrylate, issued by Proquigel Química S/A, since the products were to be exported, and therefore were exempt from payment of ICMS tax;

- The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item "j" jointly with paragraphs 1 and 10 of RICMS/SP;

- Fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority, entered based on the provisions of Article 527, item IV, sub-item "b" jointly with paragraphs 1 and 10 of RICMS/SP; and

- Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item "j" jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2015, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company: (i) in one of the claims, the São Paulo Treasury Department rectified the amount of the debt to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debt being reduced by 20% and (ii) in the other claim, the tax liability was suspended.

On December 31, 2019, the balance of this provision was R$297,456 (R$280,622 in 2018).

The Management of Braskem, based on its assessment and of its external legal advisors, have assessed that the disputes related to the highlighted matters have a likelihood of loss greater than 50% and estimated the conclusion of legal proceedings in 2025. These lawsuits are secured by a guarantee insurance.

All amounts in thousands, except as otherwise stated

(c) Corporate claims

On December 31, 2019, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claims were granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to the years prior to 1987 had become time-barred. However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts related to such period also were owed by Braskem. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (“STJ”), which was partially granted, so that the possibility that the statute of limitation will be recognized in a procedure of liquidation of the award will be submitted to the STJ. In April 2019, the case was distributed and held by the Judge-Rapporteur under advisement.

On December 31, 2019, Braskem recognized a provision of R$64,305.

(d) Changes in claims with probable chance of loss

					Consolidated
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2018	**177,751**	**607,079**	**111,049**	**69,438**	**965,317**
Additions, inflation adjustments and exchange variation	322,102	98,618	7,436	11,465	439,621
Payments	(83,189)	(6,348)		(3,918)	(93,455)
Reversals	(101,227)	(27,261)		(31,471)	(159,959)
December 31, 2019	**315,437**	**672,088**	**118,485**	**45,514**	**1,151,524**

					Parent company
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2018	**173,249**	**602,833**	**111,049**	**67,407**	**954,538**
Additions, inflation adjustments and exchange variation	321,594	98,549	7,436	11,127	438,706
Payments	(82,949)	(5,672)		(3,918)	(92,539)
Reversals	(99,746)	(27,260)		(31,471)	(158,477)
December 31, 2019	**312,148**	**668,450**	**118,485**	**43,145**	**1,142,228**

All amounts in thousands, except as otherwise stated

24.2 Claims with possible chance of loss

		Consolidated	
	Note	2019	2018
Civil claims - Alagoas	26	33,973,320	
Civil claims - Other	(a)	769,126	691,636
Tax claims	(b)	6,199,283	7,125,071
Labor claims		642,229	860,061
Other lawsuits	(c)	546,743	643,982
Total		**42,130,701**	**9,320,750**

(a) Civil

(i) Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight, involving the amount of R$61.2 million. The action seeks to indemnify the country for collective pecuniary damages and pain and suffering. A decision was rendered in the principal case denying all claims made by the Federal Prosecution Office (MPF). Against such decision, the MPF filed a civil appeal, which was dismissed by majority of the Fifth Panel of the Regional Federal Appellate Court – 1st Region. Therefore, under Article 942 of the Brazilian Code of Civil Procedure, the record was referred to the 5th Extended Panel, which also, by majority vote, dismissed the MPF's appeal and upheld the decision. The MPF filed special appeal, which was dismissed. Against such decision, the MPF filed interlocutory appeal in special appeal, which was received by the STJ and registered as AREsp 1614987/DF. Since November 18, 2019, the case has been held by the Chief Justice of the STJ under advisement.

(ii) Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2019, totaled R$65.8 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

(iii) Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. On December 31, 2019, the damages claimed in the lawsuit amounted to R$204.6 million.

The Management of Braskem, based on its assessment and of its external legal advisors, believes that the lawsuit has a possible risk of loss within an eight-year period.

All amounts in thousands, except as otherwise stated

No judicial deposit or other form of security was made for these suits.

(iv) Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor's Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the inflation-adjusted amount of R$126.5 million. The term for filing an answer has not yet begun, which will happen only after all defendants have been summoned.

Based on the opinion of the external legal counsel handling the case, the Management believes that the lawsuit possibly will be dismissed within a period of eight years.

No judicial deposit or other form of security was accrued for the case.

(v) Recourse action of insurer

Action for indemnity filed by the insurer of a client of the Company. The insurer seeks, in recourse, reimbursement for the amount paid to the client under the insurance agreement entered into with the client, whose amount adjusted as of December 31, 2019 is R$77.7 million. According to the Insurer, the losses sustained by the client, reimbursed by the insurer, allegedly were caused by products supplied by Braskem outside of specifications.

The Management believes, supported by the opinion of external legal counsels responsible for handling the cases, that the lawsuits possibly will be dismissed within a period of up to eight years.

No judicial deposit or any other type of guarantee has been made for this case.

(b) Tax

(i) PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

In November 2018, the tax-deficiency notice related to IRPJ/CSL was fully denied in a final and unappealable decision issued by CARF.

In August 2019, part of the notification related to PIS/COFINS taxes was denied in a final and unappealable decision issued by CARF. On December 31, 2019, the updated value of the assessment amounted R$883 million.
The Management of Braskem, based on its assessment and of its external legal advisors, estimates that the administrative proceeding should be concluded by 2020.

All amounts in thousands, except as otherwise stated

There are no deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(ii) IR and CSL – Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

In May 2018 and November 2019, two of the proceedings was deemed partially invalid in a final and unappealable decision issued by CARF, which reduced liabilities by R$403 million. On December 31, 2019, the updated value of the tax deficiency notices amounted to R$1 billion.

The assessment of possible loss in these claims is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that the administrative proceeding should be concluded by 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(iii) Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; (iv) extemporaneous credits from various acquisitions; and (v) property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2016.

On December 31, 2019, the amount under discussion of these notices is R$1.2 million.

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) the administrative proceedings should be concluded by 2024, while the lawsuits should be concluded by 2030; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

There is no deposit or any other type of guarantee for proceedings that are still pending in the administrative instance, and the only lawsuit is secured by a guarantee insurance in the amount of R$30 million.

(iv) Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

In December 2009, December 2013 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2017,

All amounts in thousands, except as otherwise stated

September 2008 and August 2013.

In April 2019, one of the notices was dismissed in full by a final and unappealable decision issued by CARF, which resulted in a reduction of this contingency by R$407 million. On December 31, 2019, the updated value of the remainingtax deficiency notices amounted to R$348 million.

The Company's external legal advisors estimate that the administrative proceedings should be concluded by 2020. The only proceeding currently under litigation is expected to be concluded in 2027.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level and the only one being disputed in court has had its payment suspended by a preliminary injunction, confirmed by a court decision.

(v) ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas.

On December 31, 2019, the adjusted amounts of these claims total R$740 million and the claims include the following matters:

- ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

- ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

- internal transfer of finished products for an amount lower than the production cost;

- omission of the entry or shipment of goods based on physical count of inventories;

- lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

- non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

- fines for the failure to register invoices;

- nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE); and

- usage of ICMS tax base below the level envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions. The payment represents 30% of the total contingency.

All amounts in thousands, except as otherwise stated

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) these judicial proceedings are expected to be terminated in 2023, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered guarantee insurance in the amount of R$148 million, supporting exclusively the amounts involved in the lawsuits.

(vi) IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

The current value of these notices on December 31, 2019, was R$167 million. The Company offered a guarantee of R$59 million.

The Company's external legal advisors estimate that the claims in the judicial sphere will be concluded by 2024.

(vii) PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2,445 and 2,449; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2019, the adjusted amounts involved of these assessments total R$148 million.

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) these judicial proceedings are expected to be terminated in 2024; and (ii) in the event of an unfavorable decision to the Company, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, that cover the amount exclusively involved in the claim.

(viii) IRRF, IR and CSL – Commission expenses

In December 2017, the Company received a tax deficiency notice from the RFB arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2019, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$133 million.

All amounts in thousands, except as otherwise stated

The assessment of success in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Tax Authority considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Tax Authority aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company's business activities.

The Company's external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no judicial deposits or any other type of guarantee for this procedure, since it is still being discussed at the administrative level.

(ix) IR and CSL – Exchange variation on naphtha imports

In December 2017, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports. The Company disallowed expenses in calendar year 2012, since they were considered unnecessary, which caused adjustments in the tax loss and in social contribution tax loss carryforwards.

On December 31, 2019, the restated value of this deficiency notice amounted to R$103 million.

The Company's external legal advisors estimate that the administrative proceeding should be concluded in 2022.

There are no deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(x) Isolated fine – failure to ratify DCOMPS

In 2016 through 2019, the Company received notifications of individual fines imposed due to the use of credits from: i) non-cumulative PIS/COFINS taxes; ii) negative balances of IRPJ/CSLL taxes; iii) REINTEGRA credits; and iv) other credits, for offsets not approved by the Brazilian Federal Revenue.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter.

On December 31, 2019, the restated value of these deficiency notices amounted to R$289 million.

The Company's external legal counsels estimate that the conclusion in the administrative level will occur in 2024.

No deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

All amounts in thousands, except as otherwise stated

(xi) IRPJ/CSLL – Negative Balance – Offset

The Company claims, at the administrative level, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IRPJ and CSLL.

On December 31, 2019, the restated value of the taxes whose offset was not approved amounted to R$196 million.

The Company's external legal advisors estimate that the administrative proceeding should be concluded by 2024.

There are no deposits or any other type of guarantee for this proceeding, since it is still being disputed at the administrative level.

(xii) IPI and II – Customs difference

In October 2002, the merged company Ipiranga Petroquímica received a tax-deficiency notice from RFB for contracting two different companies, one to provide parts and technology and the other to provide specialized labor for technical support, on the occasion of the construction of an industrial plant in Rio Grande do Sul, which, according to RFB, was allegedly conducted only to reduce the price of parts and technology used and, consequently, decrease the IPI and II payable.

After the administrative proceeding was concluded with an unfavorable decision for the Company, the case was filed in the courts.

On December 31, 2019, the restated value of the tax credit under discussion recorded amounted to R$82 million.

The Company's external legal advisors estimate that the lawsuit should be concluded by 2030.

The Company offered to the Court a guarantee insurance that secures the entire amount in dispute.

(xiii) PIS and COFINS – DCide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10,336/2001.

On December 31, 2019, the adjusted value of these cases was R$144 million.

The Company's legal advisors estimate that these lawsuits will be concluded by 2030.

The Company offered property in guarantee of all liabilities related to this matter.

(xiv) Exports – Customs Fine – Fraudulent Interposition – IRPJ/CSLL – Income Not Reported

In November 2018, the Company received a tax deficiency notice claiming corporate income tax (IRPJ) and social contribution on profits (CSLL) on products exported by Braskem Qpar S/A to Braskem Incorporated Limited, which resold such products abroad. The Federal Revenue Service understands that Braskem Incorporated Limited failed to report revenue when it made sales to clients abroad in an amount above that recorded in its accounting records. This allegedly unreported revenue was attributed directly to the Company, as

All amounts in thousands, except as otherwise stated

the successor by merger of Braskem Qpar. Subsequently, based on this premise of income not reported, the tax authorities issued a second tax deficiency notice to impose a fine arising from the interposition of exports.

On December 31, 2019, the adjusted value of these deficiency notices was R$75 million.

The external legal advisors of the Company estimate that the administrative proceedings should be concluded by 2023.

No deposit or other type of guarantee for these proceedings have been made, since they are still pending in the administrative instance.

(c) Corporate

The Company currently is subject to a settlement of judgment related to a lawsuit filed in 1988, which sentenced Polialden Petroquímica S.A., merged into Braskem, to pay its non-controlling preferred shareholders the distribution of the remaining profits of the company.

The liquidation aims to assess the amount of the award, as determined by the court.

The plaintiffs filed interlocutory appeal, which has not yet been tried, given the decision ordering an expert examination.

The parties are currently awaiting the expert examination in the principal lawsuit.

The Management of Braskem, based on its assessment and of its external legal advisors, the amount of provision on December 31, 2019 is R$15,345 million. The amount in dispute with a possible likelihood of loss is R$186 million.

(d) Other lawsuits

(i) Social Security Contributions – Withholding of 11%

The Company was assessed by the RFB for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to approximately R$53 million, on December 31, 2019.

This loss is deemed as possible in the administrative court, in view of prior decisions by the Administrative Council of Tax Appeals (CARF) and the evidence provided by the Company.

The Company's external legal advisors estimate that the administrative proceeding should be concluded still in 2020.

(ii) Social security – hazardous agents

The Company is a party to other administrative proceedings and lawsuits, which claim: (i) payments related to tax-deficiency notices for additional contribution for Occupational Accident Risk ("RAT") to fund the special retirement plan due to the alleged exposure of workers to hazardous agents; as well as financial penalty for not disclosing it in GFIP (from April 1999 to February 2006); and (ii) the claim in a tax foreclosure, of said additional payment for RAT (periods from November 2000 to January 2001 and from November 2001 to June

All amounts in thousands, except as otherwise stated

2002). The total approximate amount involved in these proceedings, as of December 31, 2019, is R$47 million.

The external legal advisors of the Company estimate that these administrative proceedings should be concluded by 2022, and the only lawsuit should be concluded by 2027.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a guarantee insurance in the amount of R$3.7 million.

25 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.0 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019; and
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019.

All amounts in thousands, except as otherwise stated

In this sense, as informed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office Of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The amount of outstanding installments, after the CGU/AGU Agreement, discounting the installment paid on January 30, 2020, is approximately R$1.5 billion and will be paid as follows:

1. CHF32,130 to the Swiss Office of the Attorney General, corresponding to four outstanding annual installments of CHF16,065 due on June 30 of each year as from 2020;
2. Approximately R$900 million under the MPF Agreement and CGU/AGU Agreement, in three annual, equal and successive installments adjusted by the variation in the SELIC rate , payable on January 30 of each year as from 2021. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; and
3. R$409,876 under the CGU/AGU Agreement, adjusted by the variation in the SELIC rate as from the execution date of such agreement, with the first installment of R$284,665 payable on January 30, 2024 and the second, of R$125,211, payable on January 30, 2025.

The Company also began negotiations with the Bahia State Prosecution Office, which also adhered to the MPF Agreement. The Company also began negotiations with the Rio Grande do Sul State Prosecution Office, which also adhered to the MPF Agreement. No additional payment is expected to be made by the Company to both offices. The Company concluded the process of adherence of authorities to the MPF Agreement. It will continue to collaborate with the competent authorities, while observing the confidentiality requirement established in said agreements.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of all victims.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. In March 2020, the Company received the certificate of completion of external monitoring from the Brazilian authorities. The Company remains subject to external monitoring from U.S. authorities for a three-year period as from 2017, scheduled to end in the 1st semester 2020. The monitors will

All amounts in thousands, except as otherwise stated

verify compliance with the Global Settlement, as well as the efficiency of the internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws. The monitoring period may be extended for one more year, at the discretion of the authorities, depending on the progress of compliance with the Global Settlement by the Company. The monitors may recommend changes to the policies, procedures and processes to be adopted by the Company, unless they are excessively burdensome or not advisable. In such cases, the Company may propose alternatives, which may not be accepted by the authorities. The operation overseen by the monitors may entail the assumption of additional responsibilities by members of the Company's management. The costs that cd be incurred with complying with the obligations of the Agreements may have a material and adverse effect for the Company, since such obligations could require efforts by the Management and deviate its focus from the normal course of business.

The Company is in compliance with all of its obligations under the Agreements.

26 Geological phenomenon - Alagoas

The Company operated, unti May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. Right after a geological phenomenon in the region in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. This geological phenomenon of unknown causes is being investigated, which requires a series of studies. Given the soil instability in the districts of Pinheiro, Mutange, Bebedouro and Bom Parto and the risk for residents in the region, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With support from independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting studies focusing on (i) identifying the causes of the geological phenomenon; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM), with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for definitively shutting down its salt mining activities in Maceió, with the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanics of salt wells, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383.067, of which R$1,450.476 is under current liabilities and R$1,932,591 is under non-current liabilities. Due to the inherent change in the assumptions related to the provisions arising from new facts and circumstances, execution time and extent of the action plans, the findings of future studies conducted by experts and the outcome of pending lawsuits, the provision may be adjusted over time to reflect new developments.

The aggregate amount of this provision could vary in accordance with the current phase of ongoing negotiations with the authorities for reaching a potential environmental agreement involving especially a solution for stabilizing the salt wells located in the region affected by the geological phenomena. For Braskem, the goal of a potential agreement is to afford greater legal security for its plan involving the actions being studied, with the suspension and/or termination of the processes currently in place for this material. The potential agreement is

still highly uncertain and subject to the conclusion of ongoing negotiations and to approval by the Company and the competent Authorities. Therefore, the provisions recognized in these financial statements do not include the result of this potential agreement, since it is not possible to reliably estimate the amount or to ensure that the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on (i) any agreement on the environmental recovery plan and a detailed assessment of the estimates of the amounts to be disbursed, (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the moment of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The main factors of the provision result from:

a. Support for relocating and compensation for the residents of the Risk Areas, under the Agreement entered into with the State Prosecution Office (MPE), the State Public Defender's Office (DPE), the Federal Prosecution Office (MPF) and the Federal Public Defender's Office (DPU), see details of the Agreement entered into in item (i) below, as well as of the Protection Area, which was demarcated based on the extension of the radius of the wells with anomalies that were identified using sonar.

The provision in the amount of R$1,687,700 encompasses expenses with actions such as:

- Reallocation, rent allowance, household goods transportation and furniture storage;
- Negotiation of individual settlements for compensation of the residents affected.

b. Actions for closing and monitoring the salt wells: based on the findings of sonars and geomechanics studies, Braskem has planned stabilization and monitoring actions for all 35 existing salt mining wells:

- For four of them, the recommendation is that they be filled with solid material, a process that should take three years;

- For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring;

- For 15 wells, including the four to be filled with solid material, the recommendation is that a protection area be created in the surrounding area and that they be monitored.

The total expenses estimated for implementation of these measures in the 35 wells is R$1,011,695, calculated based on the existing techniques and possible solutions for the current conditions of the wells, which could change in the future based on new studies and natural alterations in the structure of the wells over time;

c. Other measures not covered by the Agreement are (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million (note 26.1 (ii)); (iii) matters classified as a present obligation for the Company, even if not yet formalized; and (iv) expenses with engaging external advisors and experts to conduct studies for understanding the geological phenomenon and supporting the execution of the actions recommended by the studies. The expenses estimated and included in the accounting provision related to these additional measures amount to R$683,672 and are subject to changes as the studies and actions in the region advance.

All amounts in thousands, except as otherwise stated

Under the terms of the Agreement, after the transfer of ownership of the properties, the Company undertakes to hire a third party specialized in private surveillance for the care and safety of the area and to adopt necessary measures to prevent proliferation of vectors of diseases to people and animals. The definition of the necessary measures for the recovery of areas potentially impacted by salt mining activities depends on diagnosis of the area and further discussion between the Company and the competent authorities (including ANM).

All obligations assumed under the Agreement do not constitute the recognition of culpability or liability by the Company for the relocation of the people from the risk areas. Braskem will continue to collaborate with the authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. Given the uncertainties regarding the matter, no payment of compensation was recognized in the financial statements of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office (DPE) – Reparation for residents

This action sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro, which was estimated by Plaintiffs at R$7.1 billion.

On January 3, 2020, the court ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"). The Agreement was ratified by the Federal Judge of the 3rd Court of the State of Alagoas and produced the following effects:

(i) Unfreezing of R$3.7 billion (*) previously frozen from the cash balance of Braskem in the context of the Public-Interest Civil Action,
(ii) Substitution of the guarantee insurance already offered by the Company to the Court, in the amount of approximately R$6.4 billion, by two guarantee insurance in the aggregate amount of approximately R$3 billion, of which R$2 billion is to secure the Public-Interest Civil Action filed by the DPE and MPE and R$1 billion is to secure the Public-Interest Civil Action filed by the MPF;

(iii) Elimination of the risk of another freezing of accounts in connection with the Public-Interest Civil Action;

(iv) Dismissal of the action in part with regard to the residents of the area envisaged in the Agreement who opt to enter into individual settlements with the Company to receive financial compensation for relocating from the area.

(*) The unfreezing took place in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.

All amounts in thousands, except as otherwise stated

The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. The Agreement area encompasses approximately 4,500 real properties and 17,000 residents, who will be benefited by the Financial Compensation and Support for Relocation Program ("Program") previously implemented by Braskem only for residents affected by the implementation of the protection area.

The Program provides for relocation allowance, rent allowance, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. A Residents Center was created with a structure dedicated exclusively to serving and supporting the residents of the districts located in the risk area.

Three Technical Cooperation Agreements were entered into with the Municipal Government of Maceió and the Civil Defense with the aim of establishing a mutual cooperation between the parties for activities to mitigate risks and to ensure public safety. The agreements encompass the execution of studies to understand the phenomenon (high-resolution seismic survey, analysis and seismic survey of the lake, airborne gravimetry, etc.), structure of the monitoring network in the districts and region of the salt wells, installation of a meteorological station, donation of equipment to the Municipal Civil Defense, among other things.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$1.7 billion in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company.

(ii) Public-Interest Civil Action filed by the Alagoas State Labor Prosecution Office (MPT-AL) – Reparation for workers

Public-Interest Civil Action with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any indemnification for material damages to workers affected by the geological phenomenon. In said lawsuit, the MPT-AL also claims indemnification of the workers for moral damages of R$1 billion and other obligations in the amount of R$125 million, totaling the value of R$3.6 billion.

On October 10, 2019, the tenured judge of the lawsuit denied the injunction sought by the MPT-AL.

On February 14, 2020, the Company entered into an agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected.

With the agreement, the MPT agreed to end the public-interest civil action, releasing Braskem from all claims after the Company makes a judicial deposit of R$40 million, which will be done within 10 business days as from ratification of the agreement by the judge, what occurred on March 3, 2020.

All amounts in thousands, except as otherwise stated

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action against Braskem and other defendants seeking approximately R$28.7 billion for social, environmental and property damages, as well as various other corrective and environmental compliance measures, safety plans and the suspension of the Company's government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of RR20,5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the Alagoas State Federal Prosecution Office against the Company stated above.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iv) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$141 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

26.2 Other expenses

Due to the shutting down of its salt mining activities, the Company written-off the property, plant and equipment related to the wells in the amount of R$35,078.

26.3 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company expects to resume its industrial activities during the first half of 2020.

All amounts in thousands, except as otherwise stated

27 Benefits offered to team members

27.1. Short-term benefits

	Consolidated		Parent company	
	2019	2018	2019	2018
Health care	181,466	162,338	125,302	114,808
Private pension	90,687	84,525	52,943	52,790
Transport	67,761	64,714	60,756	58,028
Feeding	35,677	33,537	26,656	25,446
Life insurance	7,997	5,964	3,639	2,100
Training	26,261	27,463	11,667	14,048
Other	12,164	12,307	2,044	2,385
	422,013	**390,848**	**283,007**	**269,605**

Long-term incentive plan ("ILP Plan")

On March 21, 2018, the Extraordinary Shareholders' Meeting approved the ILP Plan, which aims to align the interests of its participants with those of the Company's shareholders and to encourage participants' retention at the Company by offering eligible participants an opportunity to receive restricted shares in the Company by voluntarily investing own funds and holding such shares through the end of the three-year vesting period.

On March 13, 2019, the Board of Directors approved a new program, the "ILP Plan 2019," in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2019, after the vesting period and subject to compliance with all necessary requirements, is approximately 573,000 shares. The program's grant date is March 19, 2019. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

The fair value of the Company's matching contribution is calculated in accordance with the origin of the agreement. For eligible persons of the Parent company, the fair value is based on the quoted price of the class "A" preferred shares (R$53.75). For eligible persons of subsidiaries abroad, the fair value is based on the quoted price of the American Depository Receipts - ADR (US$14.80) at December 31, 2019.

The fair value, net of taxes, recorded on equity at December 31, 2019, is R$13,573 (R$6,406 at December 31, 2018).

All amounts in thousands, except as otherwise stated

27.2. Post-employment benefits

27.2.1. Retirement plans and health plans

For each of the below plans, the Company engaged a specialized company to prepare an actuarial report for measuring its future obligations. The assumptions adopted comply in full with CPC 33(R1) / IAS 19.

(a) Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. On December 31, 2019, the plan had 38 active participants and 171 assisted participants (38 active participants and 172 assisted participants in 2018). Braskem America, due to the current financing level of the pension plan, was not required to contribute during 2019. Therefore, there were no contributions in 2019 (R$20,544 in 2018). During 2019 and 2018, there were no contributions from participants.

(b) Braskem Alemanha ("Germany")

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. At December 31, 2019, the plan has 158 participants (152 in 2018) and no contributions were made by Braskem Alemanha in 2019 and 2018. The participants made no contributions in 2019 and 2018.

(c) Braskem Holanda ("Netherlands")

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. At December 31, 2019, the plan has 8 participants (6 in 2018) and no contributions were made by Braskem Holanda in 2019 and 2018. The participants made no contributions in 2019 and 2018.

(d) Braskem Idesa

The subsidiary Braskem Idesa is the sponsor of defined benefit plan for its team members. On December 31, 2019, the plan was composed of 823 active participants (821 in 2018). The contributions Braskem Idesa made in the year amounted to R$2,056 (R$2,343 in 2018). During 2019 and 2018, there were no contributions from participants.

(e) Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company's part + participant's part).

All amounts in thousands, except as otherwise stated

(i) Amounts in balance sheet

		Consolidated
	2019	2018
Defined benefit		
Novamont Braskem America	80,593	68,982
Braskem Idesa	11,408	
Braskem Alemanha and Netherlands	153,564	114,705
	245,565	183,687
Health care		
Bradesco saúde	224,852	90,679
Total obligations	**470,417**	**274,366**
Fair value of plan assets		
Novamont Braskem America	(79,784)	(66,151)
Braskem Alemanha	(1,558)	(1,842)
	(81,342)	(67,993)
Consolidated net balance (non-current liabilities)	**389,075**	**206,373**

(ii) Change in obligations

		Consolidated
	2019	2018
Balance at beginning of year	274,366	240,190
Health care	5,817	7,446
Current service cost	8,233	5,842
Interest cost	14,796	4,906
Benefits paid	(4,677)	(3,845)
Change plan	4,948	1,391
Actuarial losses (gain)	161,250	(3,713)
Exchange variation	5,684	22,149
Balance at the end of the year	**470,417**	**274,366**

(iii) Change in fair value plan assets

		Consolidated
	2019	2018
Balance at beginning of year	67,993	46,415
Actual return on plan assets	14,329	(3,200)
Employer contributions	285	20,622
Benefits paid	(3,966)	(3,712)
Exchange variation	2,701	7,868
Balance at the end of the year	**81,342**	**67,993**

All amounts in thousands, except as otherwise stated

(iv) Amounts recognized in profit and loss

	Consolidated	
	2019	2018
Health care	5,817	7,446
Current service cost	8,233	5,842
Interest cost	14,796	4,906
Actuarial losses		2,077
	28,846	20,271

Actuarial assumptions

	2019					2018			(%)
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Germany	Netherlands
Discount rate	3.60	3.35	7.25	2.00	2.00	5.03	4.45	2.00	2.00
Inflation rate	4.00	n/a	4.00	2.00	2.00	4.50	n/a	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.00	n/a	n/a	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	1.75	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a
Duration	15.32	n/a	n/a	n/a	n/a	19.66	n/a	n/a	n/a

(v) Fair value of assets hierarchy

On December 31, 2019, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vi) Sensitivity analysis

Impact on the defined benefit obligation

	Premise change				
	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.5%	0.5%
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%
Rate of increase in future pension plan	1%	n/a	n/a	0.25%	0.25%
Life expectancy	1%	n/a	n/a	1 year	1 year
Mortality rate	n/a	10%	n/a	n/a	n/a

	Premise increase				
	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	27,923	8,999	1,040	15,037	766
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	9,033	460
Rate of increase in future pension plan	(5,559)	n/a	n/a	4,452	227
Life expectancy	42,480	n/a	n/a	3,819	195
Mortality rate	n/a	2,554	n/a	n/a	n/a

	Premise reduction				
	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	(34,866)	(11,012)	(1,246)	(16,701)	(852)
Real medical inflation	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	(8,519)	(434)
Rate of increase in future pension plan	5,559	n/a	n/a	(4,320)	(220)
Life expectancy	(33,494)	n/a	n/a	(3,986)	(203)
Mortality rate	n/a	(2,814)	n/a	n/a	n/a

Health insurance - Impact on cost of services and interests costs

	Premise change		Premise increase		Premise reduction	
	Cost of services	Interests costs	Cost of services	Interests costs	Cost of services	Interests costs
Discount rate	1.0%	1.0%	739	157	(967)	(41)
Life expectancy	1.0%	1.0%	614	3,290	(511)	(2,594)
Rate of increase in future pension plan	1.0%	1.0%	116	430	(116)	(430)

27.2.2. Retirement plan - defined contribution

The Parent Company and the subsidiaries in Brazil sponsor a defined contribution plan for its team members managed by Vexty, a private pension plan entity. Vexty offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

All amounts in thousands, except as otherwise stated

At December 31, 2019, the number of active participants in Vexty totals 5,550 (5,725 in 2018) and the contributions made by the sponsors in the year amount to R$49,866 (R$50,610 in 2018) and the contributions made by the participants amounted to R$72,970 (R$69,058 in 2018).

28 Other financial liabilities

The Company received, in June 2019, R$499,999 from the assignment of an agreement for the supply of ethylene to a client. The product must be supplied from January to December 2020, and such supply is considered "highly probable" given the ongoing relationship with the client in terms of volumes higher than the supply flow of such agreement. The Company is not responsible for the solvency of the client.

The assignment of this agreement has no recourse or co-obligation for the Company, which is not responsible for repaying to the assignee, a financial agent, the amount received for the assignment if it complies with its obligation to supply ethylene.

29 Equity

(a) Capital

On December 31, 2019, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			33,984,766	9.85			33,984,766	4.26
Alaska				21,898,500	6.35			21,898,500	2.75
Other		12,907,077	2.86	132,995,570	38.53	500,230	100.00	146,402,877	18.36
Total		451,668,652	100.00	343,823,073	99.64	500,230	100.00	795,991,955	99.85
Treasury shares				1,226,599	0.36			1,226,599	0.15
Total		451,668,652	100.00	345,049,672	100.00	500,230	100.00	797,218,554	100.00

(i) American Depositary Receipts traded on the New York Stock Exchange (USA);

(b) Capital reserves

This reserve includes part of the shares issued in Subsidiary's several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

(c) Profit reserve

(i) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

All amounts in thousands, except as otherwise stated

(ii) Profit retention

Under Brazilian Corporation Law, portions of the net income of the year not allocated for distribution to the shareholders or other reserve accounts must be allocated to the income retention account.

At the end of the year 2019, the Company used R$2,767,965 of the balance of this reserve to absorb the adjusted loss in the period of 2019. On December 31, 2019, the balance of this reserve was R$1,174,301.

(d) Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceed the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period, 8,159 treasury shares were delivered as payment for the LTI Program for employees who left the Company.

(e) Profit or loss for the year 2018

On October 3, 2019, the Annual Shareholders Meeting approved (i) the payment of the minimum mandatory dividends regarding the net profit assessed for the year 2018, in the amount of R$667,419, paid on December 30, 2019; (ii) the capital budget for 2019; and (iii) the retention of R$2,002,255, under Article 196 of Brazilian Corporation Law.

All amounts in thousands, except as otherwise stated

(f) Other comprehensive income

											Consolidated
	Attributed to shareholders' interest										
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2017	**178,893**		**(9,404)**	**(6,358,242)**	**(145,267)**	**(52,005)**	**1,220,533**	**(5,165,492)**	**(477,975)**	**(5,643,467)**
Additional indexation										
Realization by depreciation or write-off assets	(40,481)							(40,481)		(40,481)
Income tax and social contribution	13,764							13,764		13,764
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,458)							(1,458)		(1,458)
Income tax and social contribution	496							496		496
Fair value adjustments										
Accounts receivable		(449)						(449)		(449)
Foreign sales hedge										
Exchange rate				(3,133,346)				(3,133,346)	4,170	(3,129,176)
Transfer to result				1,200,209				1,200,209	59,143	1,259,352
Income tax and social contribution				664,864				664,864	(18,994)	645,870
Fair value of Cash flow hedge										
Change in fair value					(196,790)			(196,790)	7,722	(189,068)
Transfer to result					26,964			26,964	10,386	37,350
Income tax and social contribution					59,914			59,914	(5,433)	54,481
Fair value of cash flow hedge from jointly-controlled (RPR)					(2,329)			(2,329)		(2,329)
Actuarial loss with post-employment benefits, net of taxes						(1,569)		(1,569)		(1,569)
ILP PLan fair value										
Change in fair value		9,297						9,297	133	9,430
Income tax and social contribution		(2,891)						(2,891)		(2,891)
Foreign currency translation adjustment							946,342	946,342	(145,119)	801,223
(Loss) gain from investments			(65)					(65)	65	
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(40,481)							(40,481)		(40,481)
Income tax and social contribution	13,764							13,764		13,764
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,338)							(1,338)		(1,338)
Income tax and social contribution	455							455		455
Fair value adjustments										
Accounts receivable		15						15		15
Foreign sales hedge										
Exchange rate				(507,464)				(507,464)	116,202	(391,262)
Transfer to result				1,585,480				1,585,480	66,787	1,652,267
Income tax and social contribution				(344,567)				(344,567)	(54,897)	(399,464)
Fair value of Cash flow hedge										
Change in fair value					7,150			7,150	(23,078)	(15,928)
Transfer to result					54,450			54,450	16,752	71,202
Income tax and social contribution					(21,703)			(21,703)	1,898	(19,805)
Fair value of cash flow hedge from jointly-controlled (RPR)					(978)			(978)		(978)
Actuarial loss with post-employment benefits, net of taxes						(109,492)		(109,492)		(109,492)
ILP PLan fair value										
Change in fair value		19,415						19,415	348	19,763
Income tax and social contribution		(5,842)						(5,842)		(5,842)
Foreign currency translation adjustment							220,228	220,228	(83,506)	136,722
Loss on interest in subsidiary							(50)	(50)	(34)	(84)
Effect of CPC 42 / IAS 29 - hyperinflation							(3,561)	(3,561)		(3,561)
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

30 Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 29(e), particularly in relation to the limited rights enjoyed by class "B" preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class "A" preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 29(d) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

All amounts in thousands, except as otherwise stated

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted	
	2019	**2018**
Profit (loss) for the year attributed to Company's shareholders	(2,797,570)	2,866,675
Distribution of priority dividends attributable to:		
Preferred shares class "A"		208,450
Preferred shares class "B"		303
		208,753
Distribution of 6% of unit price of common shares		273,840
Distribution of excess profits, by class:		
Common shares		1,353,672
Preferred shares class "A"		1,030,410
		2,384,082
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(1,587,427)	1,627,512
Preferred shares class "A"	(1,208,385)	1,238,860
Preferred shares class "B"	(1,758)	303
	(2,797,570)	2,866,675
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,820,162	343,808,699
Preferred shares class "B"	500,230	512,660
	795,989,044	795,990,011
Profit per share (in R$)		
Common shares	(3.5146)	3.6033
Preferred shares class "A"	(3.5146)	3.6033
Preferred shares class "B"	(3.5146)	0.5910

All amounts in thousands, except as otherwise stated

Weighing of shares

	2019	
	Preferred shares	
	Class "A"	
	Outstanding shares	Weighted average
Amount at beginning of year	**343,814,914**	**343,814,914**
Incentive long term plan payments with treasury shares	8,159	5,248
Amount at the end of the year	**343,823,073**	**343,820,162**

	2018			
	Preferred shares			
	Class "A"		Class "B"	
	Outstanding shares	Weighted average	Outstanding shares	Weighted average
Amount at beginning of year	**343,775,864**	**343,775,864**	**578,330**	**578,330**
Conversion of preferred shares class "B" to "A"	39,050	32,835	(78,100)	(65,670)
Amount at the end of the year	**343,814,914**	**343,808,699**	**500,230**	**512,660**

31 Net revenues

	Consolidated		Parent company	
	2019	2018	2019	2018
Sales revenue				
Domestic market				
Revenue	38,391,132	42,189,365	38,243,531	42,040,099
Rebates	(57,315)	(45,290)	(57,315)	(45,289)
	38,333,817	42,144,075	38,186,216	41,994,810
Foreign market				
Revenue	23,998,067	26,577,433	9,399,229	10,456,039
Rebates	(47,723)	(58,188)	1,405	(2,281)
	23,950,344	26,519,245	9,400,634	10,453,758
	62,284,161	68,663,320	47,586,850	52,448,568
Sales and services deductions				
Taxes				
Domestic market	(9,704,712)	(10,219,138)	(9,691,603)	(10,198,879)
Foreign market	(31,427)	(36,562)		
Sales returns				
Domestic market	(138,749)	(148,918)	(138,749)	(148,919)
Foreign market	(85,748)	(258,836)	(17,073)	(241,125)
	(9,960,636)	(10,663,454)	(9,847,425)	(10,588,923)
Net sales and services revenue	**52,323,525**	**57,999,866**	**37,739,425**	**41,859,645**

Sales revenues represent the fair value of the amount received or receivable from the sale of products and services during the normal course of the Company's activities.

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the

economic benefits; and (iii) risks and benefits of product ownership are substantially transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem's sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the risk of the goods is delivered at the destination established in the contract;

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client's carrier; and

(iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between Braskem establishments are included in cost of sales.

All amounts in thousands, except as otherwise stated

(a) Net revenue by country

	2019	2018
Brazil	28,523,327	31,801,222
United States	9,416,558	9,887,701
Mexico	2,335,198	4,168,140
Singapore	1,162,432	756,069
Germany	1,157,431	1,385,482
Argentina	1,104,044	1,166,191
Switzerland	759,189	315,254
Italy	690,422	650,605
Chile	610,454	686,646
Peru	551,967	540,495
China	542,209	884,233
Luxembourg	526,768	546,524
Netherlands	516,409	293,315
United Kingdom	359,937	366,328
Uruguay	359,049	155,571
Spain	344,433	329,458
Sweden	296,601	270,062
South Korea	279,900	314,517
Japan	240,579	245,208
Bolivia	231,848	250,048
France	225,986	135,094
Canada	201,635	290,453
Poland	200,563	260,449
Colombia	200,370	363,497
Paraguay	194,859	214,959
Taiwan	191,593	274,566
Belgium	179,648	122,230
Ecuador	119,070	313,857
Other	801,046	1,011,692
	52,323,525	**57,999,866**

All amounts in thousands, except as otherwise stated

(b) Net revenue by product

	2019	2018
PE/PP	34,287,597	37,979,148
Ethylene, Propylene	3,743,581	4,283,709
Naphtha, condensate and crude oil	676,044	248,313
Benzene, toluene and xylene	2,503,667	2,785,400
PVC/Caustic Soda/EDC	2,692,778	3,167,390
ETBE/Gasoline	2,319,253	2,928,993
Butadiene	1,609,264	2,023,465
Cumene	723,469	909,409
Solvents	505,804	476,311
Other	3,262,068	3,197,728
	52,323,525	**57,999,866**

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2019, the most significant revenue from a single client amounts to approximately 2.4% of total net revenues of the Company and refers to the Chemical segment

32 Tax incentives

(a) Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (BA). The realization period is 10 years. In 2019, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

(b) PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2019, the amount was R$67,796 (R$81,863 in 2018).

All amounts in thousands, except as otherwise stated

33 Other income (expenses), net

	Note	2019	2018
			Consolidated
	2.7		Restated
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	10(c)	1,904,206	235,919
Fine on supply contract of raw material, net	(i)	375,020	386,020
Insurance indemnity		18,286	100,876
Fixed assets disposal results		11,140	93,814
Tax Credits recovery		3,094	46,179
Other		96,688	164,414
		2,408,434	**1,027,222**
Other expenses			
Provision - geological event in Alagoas	26	(3,383,067)	
Leniency agreement	25	(409,876)	
Provision for losses on the fixed asset		(158,320)	(44,420)
Recovery of environmental damage		(141,536)	(89,396)
Allowance for judicial claims		(136,135)	(83,280)
Programmed stop in plants		(108,192)	(91,380)
Fine on sales contracts		(104,179)	(49,487)
Other		(415,513)	(196,750)
		(4,856,818)	**(554,713)**

(i) The contractual penalty charged from a supplier for failing to supply feedstock to the subsidiary Braskem Idesa is R$335,281 (R$338,125 in 2018).

All amounts in thousands, except as otherwise stated

34 Financial results

	Consolidated		Parent company	
	2019	2018	2019	2018
Financial income				
Interest income	708,542	530,007	570,876	445,668
Other	142,012	59,045	94,929	32,865
	850,554	**589,052**	**665,805**	**478,533**
Financial expenses				
Interest expenses	(2,191,765)	(2,084,780)	(2,148,008)	(1,388,912)
Monetary variations on fiscal debts	(232,612)	(33,429)	(232,569)	(33,303)
Discounts granted	(80,404)	(141,223)	(80,400)	(141,148)
Loans transaction costs - amortization	(465,000)	(89,982)	(13,504)	(11,848)
Adjustment to present value - appropriation	(338,570)	(272,025)	(333,757)	(257,018)
Interest expense on leases	(137,903)		(94,870)	
Other	(426,171)	(362,072)	(250,935)	(183,641)
	(3,872,425)	**(2,983,511)**	**(3,154,043)**	**(2,015,870)**
Exchange rate variations, net				
On financial assets	(31,137)	1,268,741	99,347	480,276
On financial liabilities	(1,693,383)	(3,525,724)	(1,809,304)	(2,472,275)
	(1,724,520)	**(2,256,983)**	**(1,709,957)**	**(1,991,999)**
Total	**(4,746,391)**	**(4,651,442)**	**(4,198,195)**	**(3,529,336)**

35 Expenses by nature and function

	Consolidated		Parent company	
	2019	2018	2019	2018
		Restated		Restated
Classification by nature:				
Raw materials other inputs	(37,380,310)	(38,889,949)	(29,419,614)	(30,577,000)
Personnel expenses	(3,004,762)	(2,412,118)	(2,161,277)	(1,781,284)
Outsourced services	(3,242,373)	(2,470,410)	(1,946,017)	(1,653,038)
Depreciation, amortization and depletion	(3,632,265)	(2,990,577)	(2,373,094)	(1,968,751)
Freights	(2,204,453)	(2,275,375)	(1,382,007)	(1,522,530)
Costs of idle industrial plants	(309,742)	(138,242)	(282,374)	(126,561)
Provision - geological event in Alagoas	(3,383,067)		(3,383,067)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	1,904,206		1,904,206	
Leniency agreement	(409,876)		(409,876)	
Other general and administrative expenses	(727,679)	(518,364)	(1,152,893)	(473,105)
Total	**(52,390,321)**	**(49,695,035)**	**(40,606,013)**	**(38,102,269)**
Classification by function:				
Cost of products sold	(45,679,503)	(46,552,932)	(35,059,207)	(35,883,041)
Selling and distribution	(1,783,455)	(1,689,179)	(1,036,408)	(1,024,905)
(Loss) reversals for impairment of trade accounts receivable	(7,069)	87,008	(4,882)	96,714
General and administrative	(2,224,180)	(1,793,185)	(1,639,806)	(1,261,737)
Research and development	(247,730)	(219,256)	(143,136)	(131,458)
Other income	2,408,434	1,027,222	2,049,441	556,860
Other expenses	(4,856,818)	(554,713)	(4,772,015)	(454,702)
Total	**(52,390,321)**	**(49,695,035)**	**(40,606,013)**	**(38,102,269)**

36 Segment information

Braskem's organizational structure was formed by the following segments:

- Chemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

- Polyolefins: comprises the activities related to the production of PE and PP in Brazil.

- Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride in Brazil.

- United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

- Mexico: comprises the activities relation to the production of PE in Mexico, through the subsidiary Braskem Idesa.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm's length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its Chief Operating Decision Maker ("CODM").

All amounts in thousands, except as otherwise stated

(b) Results by segment

2019

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general and distribuition expenses	Operating expenses: Results from equity investments	Operating expenses: Other operating income (expenses), net	Consolidated
Reporting segments							
Chemicals	27,172,288	(25,303,401)	1,868,887	(1,069,867)		(269,363)	529,657
Vinyls	2,692,778	(3,053,487)	(360,709)	(437,153)		(3,673,139)	(4,471,001)
Polyolefins	21,191,851	(18,357,239)	2,834,612	(1,439,229)		(151,351)	1,244,032
USA and Europe	10,044,306	(8,233,079)	1,811,227	(786,096)		9,215	1,034,346
Mexico	3,051,440	(2,504,012)	547,428	(351,199)		324,682	520,911
Total	**64,152,663**	**(57,451,218)**	**6,701,445**	**(4,083,544)**		**(3,759,956)**	**(1,142,055)**
Other segments	296,286	(188,335)	107,951	(44,548)		3,364	66,767
Corporate unit				(217,958)	10,218	1,365,370 (i)	1,157,630
Braskem consolidated before eliminations and reclassifications	**64,448,949**	**(57,639,553)**	**6,809,396**	**(4,346,050)**	**10,218**	**(2,391,222)**	**82,342**
Eliminations and reclassifications	(12,125,424)	11,960,050	(165,374)	83,616		(57,162)	(138,920)
Total	**52,323,525**	**(45,679,503)**	**6,644,022**	**(4,262,434)**	**10,218**	**(2,448,384)**	**(56,578)**

2018

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general and distribuition expenses	Operating expenses: Results from equity investments	Operating expenses: Other operating income (expenses), net	Consolidated
Reporting segments							
Chemicals	31,111,650	(27,519,052)	3,592,598	(784,450)		(52,006)	2,756,142
Vinyls	3,167,390	(2,891,341)	276,049	(177,344)		8,403	107,108
Polyolefins	22,483,866	(19,293,810)	3,190,056	(1,328,047)		(35,020)	1,826,989
USA and Europe	11,724,776	(9,152,847)	2,571,929	(642,006)		68,733	1,998,656
Mexico	3,770,506	(2,333,845)	1,436,661	(313,526)		322,588	1,445,723
Total	**72,258,188**	**(61,190,895)**	**11,067,293**	**(3,245,373)**		**312,698**	**8,134,618**
Other segments	292,435	(173,608)	118,827	(34,819)		(103)	83,905
Corporate unit	265,438		265,438	(334,420)	(888)	159,914	90,044
Braskem consolidated before eliminations and reclassifications	**72,816,061**	**(61,364,503)**	**11,451,558**	**(3,614,612)**	**(888)**	**472,509**	**8,308,567**
Eliminations and reclassifications	(14,816,195)	14,811,571	(4,624)				(4,624)
Total	**57,999,866**	**(46,552,932)**	**11,446,934**	**(3,614,612)**	**(888)**	**472,509**	**8,303,943**

(i) Includes the amount of R$1,904,206 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Nota 10(c)).

All amounts in thousands, except as otherwise stated

(c) Property, plant and equipment and intangible assets by segment

	2019	2018
Reporting segments		
Chemicals	10,410,524	10,916,874
Polyolefins	5,077,335	4,985,337
Vinyls	2,121,085	2,334,270
USA and Europe	4,852,760	3,875,566
Mexico	12,020,051	11,835,170
Total	**34,481,755**	**33,947,217**
Unallocated amounts	595,514	553,655
Total	**35,077,269**	**34,500,872**

37 Insurance coverage

Braskem contracts insurance policies to cover the domestic and international operations of its plants, as detailed below. In addition, also contracts other insurance policies, including general civil liability, the civil liability of directors and offices (D&O) and Environmental Civil Liability, domestic and international charter operations, charter's liability, etc.

The Insurance Program maintained by the Company is consistent with the standards adopted by petrochemical companies operating globally.

The All Risks Program provides coverage for material damages and consequent loss of profit of all Braskem plants through an "All Risks" program.

The program is divided into three different policies that ensure coverage of the operations in Brazil, Mexico and the United States/Germany and Mexico, which are valid through April 2020.

The following table presents additional information on the policies in force. Each has maximum indemnity limits ("MIL") per event to cover possible claims in view of the nature of the Company's activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

		Maximum indemnity limit		Amount insured	
	Maturity	US$ million	R$ million	US$ million	R$ million
Units in Brazil	April 8, 2020	3,375	13,604	26,406	106,435
Units in United States and Germany	April 8, 2020	480	1,935	2,037	8,211
Units in Mexico	April 8, 2020	2,936	11,834	6,069	24,462
Total				**34,512**	**139,108**

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to audit by our independent auditors.

All amounts in thousands, except as otherwise stated

These policies provide coverage for material losses arising from accidents related to fire, explosion and machinery breakdown, etc., and consequential loss of profit, with maximum indemnity periods ranging from 12 and 33 months, depending on the plant and/or coverage.

Braskem also carries an insurance policy against general civil liability that guarantees any damages caused to third parties from its operations and products, including any losses caused by sudden pollution.

The Company's new projects are covered by specific Engineering Risk policies and/or construction and assembly clauses included in both Operational Risks and Environmental and General Civil Liability policies.

38 Subsequent events

(a) As disclosed in note 26.1(i), in January 2020 there was the unfreezing of R$3.7 billion previously frozen from the cash balance of Braskem, and in note 26.1(ii), on February 14, 2020, the Company entered into an agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected.

(b) The Brazilian Securities and Exchange Commission ("CVM") issued the Circular Letter 02/2020 advising Publicly-Held Companies to carry out an assessment of the economic and financial effects arising from COVID-19 in their businesses, and to report in the financial statements the main risks and uncertainties of that analysis.

Based on the best internal information and available external sources, the Company does not see any impact on the ability to continue as a going concern, on the accounting estimates recorded for realization of assets or related to the provisions in its financial statements for the year ended December 31 2019.

The Company continuously reassesses its ideal level of production, considering indications from clients about reduction in purchases and the supply of inputs from suppliers. In light of this scenario, the Company is also alert to measures that may be necessary to maintain its financial health and liquidity during the crisis, which includes the withdrawal on April 1st, 2020 from the "stand-by" credit available, in the amount of US$1 billion. Moreover, a series of protective and preventive measures were taken at its operations to help prevent the spread of COVID-19. The sensitivity analysis of the USD-BRL exchange rate, reported in note 20.6(c.1), considers scenarios of increases of 25% and 50% in relation to the rate of 4.08. According to the Focus report issued by the Central Bank of Brazil on March 23, 2020, the dollar will remain close to R$4.50 at the end of the year and hence the same is considered in the scenarios analyzed by the Company. Moreover, due to the rapid changes in the scenario, Braskem has so far been unable to estimate the potential impact of the COVID-19 outbreak on the global economy and, consequently, on demand for its products and on its operations.